1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated May 18, 2007

For the month of April 2007

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      V            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      V

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 5/18/2007	By	/s/ Chitung Liu
Chitung Liu
Chief Financial Officer

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Exhibit

Exhibit	Description
99.1	Announcement on April 27, 2007: To announce related materials on acquisition of machinery and equipment

99.2	Announcement on May 2, 2007: UMC announced its unconsolidated operating results for the first quarter of 2007

99.3	Announcement on May 4, 2007: UMC Updates the financial statements in according to the rules change by Taiwan Stock Exchange

99.4	Announcement on May 9, 2007: March Revenue

99.5	Announcement on May 9, 2007: To announce the differences for 2006 financial statements between ROC GAAP and US GAAP

99.6	Announcement on May 15, 2007: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC; 2) the acquisition and disposition of assets by UMC

99.7	UNITED MICROELECTRONICS CORPORATION FINANCIAL STATEMENTS WITH REVIEW REPORT OF INDEPENDENT ACCOUNTANTS FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2007 AND 2006

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Exhibit 99.1

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of the occurrence of the event: 2007/03/27~2007/04/26

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price:$1,512,877,700 NTD; total transaction price:$1,512,877,700 NTD

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ASML HONG KONG LTD. C/O; non-related party transaction

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8. Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10. Name of the professional appraisal institution and its appraisal amount: Not applicable

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12. Is the appraisal report price a limited price or specific price?: Not applicable

13. Has an appraisal report not yet been obtained?: Not applicable

14. Reason an appraisal report has not yet been obtained: Not applicable

15. Broker and broker’s fee: Not applicable

16. Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: None

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Exhibit 99.2

UMC announced its unconsolidated operating results for the first quarter of 2007

1. Date of the investor/press conference: 2007/05/02

2. Location of the investor/press conference: 3rd Floor, Far Eastern Plaza Hotel, 201 Tunhwa South Rd., Sec. 3, Taipei

3. Financial and business related information:

United Microelectronics Corporation (NYSE: UMC; TSE: 2303) (“UMC” or “the Company”) today announced its unconsolidated operating results for the fourth quarter of 2006. Year-over-year revenue decreased by 5.6 % to NT$23.03 billion from NT$24.38 billion, and a 11.8% QoQ decrease from NT$26.11 billion in 4Q06. The EPS for the first quarter in 2007 was NT$0.08.

Wafer shipments in the fourth quarter were 730 thousand 8-inch equivalent wafers, decreased by 6.5% compared to last quarter. The utilization rate for the quarter was 74%. The percentage of revenue from 90nm and below business kept on 21% in 1Q07.

“1Q07 was a challenging quarter for UMC. Our results reflected the anticipated soft demand caused by the industry-wide inventory correction,” said UMC Chairman and CEO, Dr. Jackson Hu.

Dr. Hu continued, “For Q2, we have noticed that customers’ inventory levels have been continuously going down. Starting from June, demand for communications applications such as cell phone and consumer applications including DTV and panel driver ICs has picked up strongly. Demand for the computer segment is also starting to recover, although it is not as strong as the other two segments yet. If the demand continues to remain as strong as we are seeing now, Q3 revenue will be very strong, which will significantly improve the overall bottom line.”

“As far as new technology development is concerned, multiple 65nm programs are moving forward smoothly. Yield improvement is extremely encouraging. Besides the existing 65nm products that have been in production, additional business contributions from this technology node will start to come in later this year. Furthermore, we are working with multiple customers to prepare IP for 45nm technologies. We expect to have multiple product tape-outs in Q3 this year and to have working prototypes in Q4, 2007.”

“Particularly noteworthy is the fact that more and more IDMs are becoming fab-lite or fabless. This trend will help expand business for the foundries. Specifically, It will help UMC diversify into other product areas, such as CPU and memory. Currently, we are working with many customers to explore mutual beneficial opportunities in these areas. This trend will allow us to collaborate with our IDM customers more closely in developing future technologies such as 45nm and 32nm. As usual, our industry is full of challenges and opportunities. We are optimistic about the foundry industry’s future as well as UMC’s own business outlook.”

4. Any other matters that need to be specified: None

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Exhibit 99.3

UMC Updates the financial statements in according to the rules change by Taiwan Stock Exchange

1. Date of occurrence of the event: 2007/05/04

2. Company name: United Microelectronics Corp.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

According to TSE’s rule amendment, the Company adds an Item of “Capital collected in advance” (in shares) into 2006 Balance Sheet.

6. Countermeasures: Re-upload the balance sheet after number updated.

7. Any other matters that need to be specified: none

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Exhibit 99.4

United Microelectronics Corporation

May 9, 2007

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of April 2007.

1) Sales volume (NT$ Thousand)

Period	Items	2007	2006	Changes	%
April	Invoice amount	7,101,076	8,036,247	(935,171)
2007	Invoice amount	27,074,563	29,994,089	(2,919,526)
April	Net sales	8,131,493	8,463,302	(331,809)
2007	Net sales	31,156,724	32,847,468	(1,690,744)

2) Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	38,288,503
UMC’s subsidiaries	0	0	109,707

3) Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	0
UMC’s subsidiaries	0	0	0
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4) Financial derivatives transactions

a	Hedging purpose : NT$ thousand

Financial instruments	Forwards	Interests SWAP
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	0	0
Net Profit from Fair Value	0	0
Written-off Trading Contracts	0	0
Realized profit (loss)	0	0

b	Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	15,210,011
Net Profit from Market Value	(634,201)
Written-off Trading Contracts	0
Realized profit (loss)	0

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Exhibit 99.5

To announce the differences for 2006 financial statements between ROC GAAP and US GAAP

1. Date of occurrence of the event: 2007/05/09

2. Cause of occurrence: To announce the differences for 2006 financial statements between ROC GAAP and US GAAP

3. Content of overseas financial report required to be adjusted due to inconsistency in the accounting principles applied in the two places for:

(1) Under ROC GAAP, UMC reported consolidated net income of NT$32,619,313 thousand, basic earnings per share of NT$1.81 and diluted earnings per share of NT$1.75 in 2006, total assets of NT$367,653,461 thousand, total liabilities of NT$70,250,572 thousand, minority interest of NT$6,238,018 thousand, and total shareholders’ equity of NT$291,164,871 thousand as of December 31, 2006.

(2) Under US GAAP, UMC reported consolidated net income of NT$21,796,730 thousand, basic earnings per share of NT$1.22 and diluted earnings per share of NT$1.18 in 2006, total assets of NT$401,628,403 thousand, total liabilities of NT$71,226,181 thousand, minority interest of NT$6,240,207 thousand, and total shareholders’ equity of NT$324,162,015 thousand as of December 31, 2006.

(3) The differences between ROC GAAP and US GAAP applied by the Company mainly come from goodwill, treasury stock, compensation, derivative instruments, equity investments, convertible/exchangeable bond liabilities, income tax and pension etc.

4. Any other matters that need to be specified: For more details, please refer at: http://www.umc.com/english/investors/c.asp

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Exhibit 99.6

United Microelectronics Corporation

For the month of April, 2007

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC; 3) the acquisition assets by UMC; 4) the disposition of assets by UMC for the month of April, 2007.

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of March 31, 2007	Number of shares held as of April 30, 2007	Changes
—	—	—	—	—

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders:

Title	Name	Number of shares held as of March 31, 2007	Number of shares held as of April 30, 2007	Changes
—	—	—	—	—

3)	The acquisition assets (NT$ Thousand)

Description of assets	April	2007
Semiconductor Manufacturing Equipment	1,830,683	13,611,805
Fixed assets	246,907	892,990

4)	The disposition of assets (NT$ Thousand)

Description of assets	April	2007
Semiconductor Manufacturing Equipment	34,624	46,821
Fixed assets	0	0

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Exhibit 99.7

UNITED MICROELECTRONICS CORPORATION FINANCIAL STATEMENTS WITH

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS FOR THE THREE-MONTH

PERIODS ENDED MARCH 31, 2007 AND 2006

UNITED MICROELECTRONICS CORPORATION

FINANCIAL STATEMENTS

WITH REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2007 AND 2006

Address: No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

English Translation of a Report Originally Issued in Chinese

To United Microelectronics Corporation

We have reviewed the accompanying balance sheets of United Microelectronics Corporation as of March 31, 2007 and 2006, and the related statements of income and cash flows for the three-month periods ended March 31, 2007 and 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue the review reports based on our reviews. As described in Note 4(8) to the financial statements, certain long-term investments were accounted for under the equity method based on financial statements as of March 31, 2007 and 2006 of the investees, which were reviewed by other auditors. Our review insofar as it relates to the investment income amounting to NT$227 million and NT$293 million for the three-month periods ended March 31, 2007 and 2006, respectively, and the related long-term investment balances of NT$5,435 million and NT$5,161 million as of March 31, 2007 and 2006, respectively, is based solely on the reports of the other auditors.

We conducted our reviews in accordance with the Statements of Auditing Standards No. 36, “Review of Financial Statements” of the Republic of China. A review is limited primarily to applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statement taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews and the reports of other auditors, we are not aware of any material modifications or adjustments that should have been made to the financial statements referred to above in order for them to be in conformity of “Business Entity Accounting Law”, “Guidelines Governing the Preparation of Financial Reports by Securities Issuers” and generally accepted accounting principles in the Republic of China.

As described in Note 3 to the financial statements, effective from January 1, 2006, United Microelectronics Corporation has adopted the R.O.C. Statement of Financial Accounting Standards No. 34, “Financial Instruments: Recognition and Measurement” and No. 36, “Financial Instruments: Disclosure and Presentation” to account for the financial instruments.

As described in Note 3 to the financial statements, effective from January 1, 2006, goodwill is no longer to be amortized.

April 16, 2007

Taipei, Taiwan

Republic of China

Notice to Readers

The accompanying unaudited financial statements are intended only to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such financial statements are those generally accepted and applied in the Republic of China.

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

UNAUDITED BALANCE SHEETS

March 31, 2007 and 2006

(Expressed in Thousands of New Taiwan Dollars)

Assets	Notes	As of March 31,
		2007	2006
Current assets
Cash and cash equivalents	2, 4(1)	$80,988,902	$96,371,991
Financial assets at fair value through profit or loss, current	2, 3, 4(2)	7,553,964	1,498,018
Held-to-maturity financial assets, current	2, 3, 4(3)	200,000	775,552
Notes receivable		4,077	2,207
Notes receivable - related parties	5	32,172	69,765
Accounts receivable, net	2, 4(4)	6,553,702	5,883,616
Accounts receivable - related parties, net	2, 5	6,260,914	5,847,801
Other receivables	2	798,635	633,251
Inventories, net	2, 4(5)	9,957,197	9,613,213
Prepaid expenses		990,721	1,025,695
Deferred income tax assets, current	2, 4(19)	2,088,459	4,552,170

Total current assets		115,428,743	126,273,279

Funds and investments
Available-for-sale financial assets, noncurrent	2, 3, 4(6)	43,359,493	50,370,985
Held-to-maturity financial assets, noncurrent	2, 3, 4(3)	—	200,000
Financial assets measured at cost, noncurrent	2, 3, 4(7)	2,322,636	2,277,013
Long-term investments accounted for under the equity method	2, 3, 4(8)	38,935,939	28,555,855
Prepayment for long-term investments		163,809	—

Total funds and investments		84,781,877	81,403,853

Property, plant and equipment	2, 4(9), 7
Land		1,132,576	1,132,576
Buildings		16,319,736	16,251,168
Machinery and equipment		400,298,576	375,349,360
Transportation equipment		74,387	81,815
Furniture and fixtures		2,469,833	2,286,096

Total cost		420,295,108	395,101,015
Less: Accumulated depreciation		(302,676,687)	(263,729,167)
Add: Construction in progress and prepayments		28,330,350	11,555,578

Property, plant and equipment, net		145,948,771	142,927,426

Intangible assets
Goodwill	2, 3	3,745,122	3,745,122
Technological know-how	2	—	327,949

Total intangible assets		3,745,122	4,073,071

Other assets
Deferred charges	2	1,545,583	1,751,430
Deferred income tax assets, noncurrent	2, 4(19)	3,772,985	2,783,733
Other assets - others	2, 4(10), 6	2,023,140	1,967,761

Total other assets		7,341,708	6,502,924

Total assets		$357,246,221	$361,180,553

Liabilities and Stockholders’ Equity
Current liabilities
Financial liabilities at fair value through profit or loss, current	2, 3, 4(11)	$1,003,561	$1,512,520
Accounts payable		4,653,399	4,194,732
Income tax payable	2	2,096,472	735,953
Accrued expenses		6,336,628	6,120,711
Payable on equipment		8,912,224	4,509,601
Current portion of long-term liabilities	2, 4(12)	17,833,831	10,250,000
Other current liabilities		971,865	2,213,243

Total current liabilities		41,807,980	29,536,760

Long-term liabilities
Bonds payable	2, 4(12)	17,993,317	35,676,485

Total long-term liabilities		17,993,317	35,676,485

Other liabilities
Accrued pension liabilities	2, 4(13)	3,107,671	3,023,630
Deposits-in		14,568	21,001
Deferred credits - intercompany profits	2	3,579	9,806
Other liabilities - others	2	486,704	579,551

Total other liabilities		3,612,522	3,633,988

Total liabilities		63,413,819	68,847,233

Capital
Common stock	2, 4(14), 4(15), 4(17)	191,442,517	198,452,341

Additional Paid-in Capital	2, 4(14)
Premiums		61,138,863	64,876,944
Treasury stock transactions		8,938	—
Change in equities of long-term investments		6,632,428	6,666,381

Retained earnings	4(14), 4(17)
Legal reserve		16,699,508	15,996,839
Special reserve		322,150	1,744,171
Unappropriate earnings		19,233,025	11,861,925

Adjustment items to stockholders’ equity	2, 4(6)
Cumulative translation adjustment		234,304	(871,727)
Unrealized gain or loss on financial assets		27,515,333	31,059,735

Treasury stock	2, 4(8), 4(14), 4(16)	(29,394,664)	(37,453,289)

Total stockholders’ equity		293,832,402	292,333,320

Total liabilities and stockholders’ equity		$357,246,221	$361,180,553

The accompanying notes are an integral part of the financial statements.

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

UNAUDITED STATEMENTS OF INCOME

For the three-month periods ended March 31, 2007 and 2006

(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

	Notes	For the three-month period ended March 31,
		2007	2006
Operating revenues	2, 5
Sales revenues		$22,439,100	$23,972,109
Less : Sales returns and discounts		(64,514)	(331,023)

Net sales		22,374,586	23,641,086
Other operating revenues		650,645	743,080

Net operating revenues		23,025,231	24,384,166

Operating costs	4(18), 5
Cost of goods sold		(18,940,565)	(20,731,122)
Other operating costs		(428,372)	(441,129)

Operating costs		(19,368,937)	(21,172,251)

Gross profit		3,656,294	3,211,915
Unrealized intercompany profit	2	(85,883)	(76,994)
Realized intercompany profit	2	105,892	120,153

Gross profit-net		3,676,303	3,255,074

Operating expenses	2, 4(18), 5
Sales and marketing expenses		(650,389)	(612,188)
General and administrative expenses		(677,850)	(531,522)
Research and development expenses	2	(2,329,555)	(2,026,382)

Subtotal		(3,657,794)	(3,170,092)

Operating income		18,509	84,982

Non-operating income
Interest revenue		352,170	358,116
Investment gain accounted for under the equity method, net	2, 4(8)	696,546	—
Gain on disposal of property, plant and equipment	2	12,197	24,119
Gain on disposal of investments	2	1,624,124	13,914,826
Exchange gain, net	2, 10	16,543	42,192
Other income		152,723	223,728

Subtotal		2,854,303	14,562,981

Non-operating expenses
Interest expense	2, 4(9)	(92,258)	(220,708)
Investment loss accounted for under the equity method, net	2, 4(8)	—	(2,369)
Loss on disposal of property, plant and equipment	2	—	(836)
Loss on decline in market value and obsolescence of inventories	2	(398,673)	(33,233)
Financial expenses		(17,390)	(38,010)
Loss on valuation of financial assets	2	(587,623)	(105,352)
Loss on valuation of financial liabilities	2	(25,373)	(52,644)
Other losses		(14,169)	(19,763)

Subtotal		(1,135,486)	(472,915)

Income from continuing operations before income tax		1,737,326	14,175,048
Income tax expense	2, 4(19)	(278,636)	(700,273)

Net income from continuing operations		1,458,690	13,474,775

Cumulative effect of changes in accounting principles (the net amount after deducting income tax expense $ 0)	3	—	(1,188,515)
Net income		$1,458,690	$12,286,260

		Pre-tax	Post-tax	Pre-tax	Post-tax
Earnings per share-basic (NTD)	2, 4(20)
Income from continuing operations		$0.10	$0.08	$0.76	$0.72
Cumulative effect of changes in accounting principles		—	—	(0.06)	(0.06)

Net income		$0.10	$0.08	$0.70	$0.66

Earnings per share-diluted (NTD)	2, 4(20)
Income from continuing operations		$0.10	$0.08	$0.73	$0.69
Cumulative effect of changes in accounting principles		—	—	(0.06)	(0.06)

Net income		$0.10	$0.08	$0.67	$0.63

Pro forma information on earnings as if subsidiaries’ investment in the Company is not treated as treasury stock	2, 4(20)
Net income		$1,458,690	$12,286,260

Earnings per share-basic (NTD)		$0.08	$0.65

Earnings per share-diluted (NTD)		$0.08	$0.62

The accompanying notes are an integral part of the financial statements.

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

UNAUDITED STATEMENTS OF CASH FLOWS

For the three-month periods ended March 31, 2007 and 2006

(Expressed in Thousands of New Taiwan Dollars)

	For the three-month period ended March 31,
	2007	2006
Cash flows from operating activities:
Net income	$1,458,690	$12,286,260
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	8,857,189	11,670,941
Amortization	335,061	417,147
Bad debt reversal	(1,378)	(21,001)
Loss on decline in market value and obsolescence of inventories	398,673	33,233
Cash dividends received under the equity method	353,592	—
Investment (gain) loss accounted for under the equity method	(696,546)	2,369
Loss on valuation of financial assets and liabilities	612,996	1,346,511
Gain on disposal of investments	(1,624,124)	(13,914,826)
Gain on disposal of property, plant and equipment	(12,197)	(23,283)
Exchange (gain) loss on financial assets and liabilities	(132)	10,742
Exchange (gain) loss on long-term liabilities	255,248	(186,923)
Amortization of bond discounts	22,842	24,659
Amortization of deferred income	(36,764)	(33,129)
Changes in assets and liabilities:
Financial assets and liabilities at fair value through profit or loss, current	442,313	675,731
Notes and accounts receivable	(446,926)	559,562
Other receivables	(88,279)	108,494
Inventories	(206,049)	302,717
Prepaid expenses	(346,966)	(601,722)
Deferred income tax assets	200,578	—
Accounts payable	88,685	100,041
Accrued expenses	780,519	(835,642)
Other current liabilities	16,938	366,629
Capacity deposits	(652,400)	(7,800)
Accrued pension liabilities	20,896	19,853
Other liabilities - others	—	29,605

Net cash provided by operating activities	9,732,459	12,330,168

Cash flows from investing activities:
Acquisition of available-for-sale financial assets	(152,347)	(296,823)
Proceeds from disposal of available-for-sale financial assets	473,747	582,837
Proceeds from disposal of held-to-maturity financial assets	776,000	—
Acquisition of financial assets measured at cost	(37,310)	—
Proceeds from disposal of financial assets measured at cost	400	50
Acquisition of long-term investments accounted for under the equity method	(296,800)	(332,800)
Proceeds from disposal of long-term investments accounted for under the equity method	155,846	7,801,029
Prepayment for long-term investments	(163,809)	—
Acquisition of property, plant and equipment	(12,520,849)	(6,141,935)
Proceeds from disposal of property, plant and equipment	7,099	39,120
Increase in deferred charges	(488,652)	(221,329)
Decrease in other assets - others	11,809	38,968

Net cash provided by (used in) investing activities	(12,234,866)	1,469,117

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

UNAUDITED STATEMENTS OF CASH FLOWS

For the three-month periods ended March 31, 2007 and 2006

(Expressed in Thousands of New Taiwan Dollars)

	For the three-month period ended March 31,
	2007	2006
(continued)

Cash flows from financing activities:
Exercise of employee stock options	$187,493	$745,575
Purchase of treasury stock	—	(14,776,261)
Increase in deposits-in, net	117	176

Net cash provided by (used in) financing activities	187,610	(14,030,510)

Effect of exchange rate changes on cash and cash equivalents	(91,103)	6,593

Decrease in cash and cash equivalents	(2,405,900)	(224,632)
Cash and cash equivalents at beginning of period	83,394,802	96,596,623

Cash and cash equivalents at end of period	$80,988,902	$96,371,991

Supplemental disclosures of cash flow information:
Cash paid for interest	$—	$517

Cash paid for income tax	$29,128	$51,513

Investing activities partially paid by cash:
Acquisition of property, plant and equipment	$11,331,306	$5,373,673
Add: Payable at beginning of period	10,101,767	5,277,863
Less: Payable at end of period	(8,912,224)	(4,509,601)

Cash paid for acquisition of property, plant and equipment	$12,520,849	$6,141,935

Investing and financing activities not affecting cash flows:
Principal amount of exchangeable bonds exchanged by bondholders	$190,415	$—
Book value of available-for-sale financial assets delivered for exchange	(51,878)	—
Elimination of related balance sheet accounts	20,921	—

Recognition of gain on disposal of investments	$159,458	$—

The accompanying notes are an integral part of the financial statements.

UNITED MICROELECTRONICS CORPORATION

NOTES TO UNAUDITED FINANCIAL STATEMENTS

March 31, 2007 and 2006

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.	HISTORY AND ORGANIZATION

United Microelectronics Corporation (the Company) was incorporated in May 1980 and commenced operations in April 1982. The Company is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs. These services include intellectual property, embedded IC design, design verification, mask tooling, wafer fabrication, and testing. The Company’s common shares were publicly listed on the Taiwan Stock Exchange (TSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

The numbers of employees as of March 31, 2007 and 2006 were 13,415 and 12,428, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with the “Business Entity Accounting Law”, “Guidelines Governing the Preparation of Financial Reports by Securities Issuers” and accounting principles generally accepted in the Republic of China (R.O.C.).

Summary of significant accounting policies is as follows:

Use of Estimates

The preparation of the Company’s Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that will affect the amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. Actual results may differ from those estimates.

Foreign Currency Transactions

Transactions denominated in foreign currencies are remeasured into the local functional currencies and recorded based on the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are remeasured into the local functional currencies at the exchange rates prevailing at the balance sheet date, with the related exchange gains or losses included in the statements of income. Translation gains or losses from investments in foreign entities are recognized as cumulative translation adjustment in stockholders’ equity.

Non-monetary assets and liabilities denominated in foreign currencies that are reported at fair value with changes in fair value charged to the statements of income, are remeasured at the exchange rate at the balance sheet date, with related exchange gains or losses recorded in the statements of income. Non-monetary assets and liabilities denominated in foreign currencies that are reported at fair value with changes in fair value charged to stockholders’ equity, are remeasured at the exchange rate at the balance sheet date, with related exchange gains or losses recorded as adjustment items to stockholders’ equity. Non-monetary assets and liabilities denominated in foreign currencies and reported at cost are remeasured at historical exchange rates.

Translation of Foreign Currency Financial Statements

The financial statements of the Company’s Singapore branch (the Branch) are translated into New Taiwan Dollars using the spot rates as of each financial statement date for asset and liability accounts, average exchange rates for profit and loss accounts. The cumulative translation effects from the Branch using functional currencies other than the New Taiwan Dollars are included in the cumulative translation adjustment in stockholders’ equity.

Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and with maturity dates that do not present significant risks on changes in value resulting from changes in interest rates, including commercial paper with original maturities of three months or less.

Financial Instruments

In accordance with ROC Statement of Financial Accounting Standard (SFAS) No. 34, “Financial Instruments: Recognition and Measurement” and the “Guidelines Governing the Preparation of Financial Reports by Securities Issuers” , financial assets are classified as either financial assets at fair value through profit or loss, held-to-maturity financial assets, financial assets measured at cost, or available-for-sale financial assets. Financial liabilities are recorded at fair value through profit or loss.

The Company accounts for purchase or sale of financial instruments as of the trade date, which is the date the Company commits to purchasing or selling the asset or liability. Financial assets and financial liabilities are initially recognized at fair value plus acquisition or issuance costs.

a.	Financial instruments at fair value through profit or loss

Financial instruments held for short-term sale or repurchase purposes, and derivative financial instruments not qualified for hedge accounting, are classified as financial assets or liabilities at fair value through profit or loss.

This category of financial instruments is measured at fair value, and changes in fair value are recognized in the statements of income. Stock of listed companies, convertible bonds, and close-end funds are measured at closing prices as of the balance sheet date. Open-end funds are measured at the unit price of the net assets as of the balance sheet date. The fair value of derivative financial instruments is determined by using valuation techniques commonly used by market participants.

b.	Held-to-maturity financial assets

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity financial assets if the Company has both the positive intention and ability to hold the financial assets to maturity. Investments intended to be held to maturity are measured at amortized cost.

The Company recognizes an impairment loss if objective evidence of impairment loss exists. However, the impairment loss may be reversed if the value of asset recovers subsequently and the Company concludes the recovery is related to improvements in events or factors that originally caused the impairment loss. The new cost basis as a result of the reversal cannot exceed the amortized cost prior to the impairment.

c.	Financial assets measured at cost

Unlisted stock, funds, and other securities without reliable market prices are measured at cost. When objective evidence of impairment exists, the Company recognizes an impairment loss, which cannot be reversed in subsequent periods.

d.	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial instruments not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables. Subsequent measurement is calculated at fair value. Investments in listed companies are measured at closing prices as of the balance sheet date. Any gain or loss arising from the change in fair value, excluding impairment loss and exchange gain or loss arising from monetary financial assets denominated in foreign currencies, is recognized as an adjustment to stockholders’ equity until such investment is reclassified or disposed of, upon which the cumulative gain or loss previously charged to stockholders’ equity will be recorded in the statement of income.

The Company recognizes an impairment loss when objective evidence of impairment exists. Any reduction in the impairment loss of equity investments in subsequent periods will be recognized as an adjustment to stockholders’ equity. The impairment loss of a debt security may be reversed and recognized in the current period’s statement of income if the security recovers and the Company concludes the recovery is clearly related to improvements in the factors or events that originally caused the impairment.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is provided based on management’s judgment of the collectibility and aging analysis of accounts and other receivables.

Inventories

Inventories are accounted for on a perpetual basis. Raw materials are recorded at actual purchase costs, while the work in process and finished goods are recorded at standard costs and adjusted to actual costs using the weighted-average method at the end of each month. Inventories are stated individually by category at the lower of aggregate cost or market value as of the balance sheet date. The market values of raw materials and supplies are determined on the basis of replacement cost while the market values of work in process and finished goods are determined by net realizable values. An allowance for loss on decline in market value or obsolescence is provided, when necessary.

Long-term Investments Accounted for Under the Equity Method

Long-term investments are initially recorded at acquisition cost. Investments acquired by the contribution of technological know-how are credited to deferred credits among affiliates, which will be amortized to income over a period of 5 years.

Investments in which the Company has ownership of at least 20% or exercises significant influence on operating decisions are accounted for under the equity method. Prior to January 1, 2006, the difference of the acquisition cost and the underlying equity in the investee’s net assets as of acquisition date was amortized over 5 years; however, effective January 1, 2006, goodwill arising from new acquisitions is analyzed and accounted for under the ROC SFAS No. 25, “Business Combination – Accounting Treatment under Purchase Method” , where goodwill is no longer to be amortized.

The change in the Company’s proportionate share in the net assets of an investee resulting from its acquisition of additional stock issued by the investee at a rate not proportionate to its existing equity ownership is charged to the additional paid-in capital and long-term investments accounts.

Unrealized intercompany gains and losses arising from sales from the Company to equity method investees are eliminated in proportion to the Company’s ownership percentage at end of period until realized through transactions with third parties. Intercompany gains and losses arising from transactions between the Company and majority-owned (above 50%) subsidiaries are eliminated entirely until realized through transactions with third parties.

Unrealized intercompany gains and losses due to sales from equity method investees to the Company are eliminated in proportion to the Company’s weighted-average ownership percentage of the investee until realized through transactions with third parties.

Unrealized intercompany gains and losses arising from transactions between two equity method investees are eliminated in proportion to the Company’s multiplied weighted-average ownership percentage with the investees until realized through transactions with third parties. Those intercompany gains and losses arising from transactions between two majority-owned subsidiaries are eliminated in proportion to the Company’s weighted-average ownership percentage in the subsidiary that incurred the gain or loss.

If the recoverable amount of investees accounted for under the equity method is less than its carrying amount, the difference is to be recognized as impairment loss in the current period.

The total value of an investment and related receivables cannot be negative. If, after the investment loss is recognized, the net book value of the investment is less than zero, the investment is reclassified to other liabilities-others on the balance sheet.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Interest incurred on loans used to finance the construction of property, plant and equipment is capitalized and depreciated accordingly. Maintenance and repairs are charged to expense as incurred. Significant renewals and improvements are treated as capital expenditures and are depreciated over their estimated useful lives. When property, plant and equipment are disposed, their original cost and accumulated depreciation are written off and the related gain or loss is classified as non-operating income or expense. Idle assets are classified as other assets at the lower of net book or net realizable value, with the difference charged to non-operating expenses.

Depreciation is recognized on a straight-line basis using the estimated economic life of the assets less salvage value, if any. The estimated economic life of the property, plant and equipment is as follows: buildings – 20 to 55 years; machinery and equipment – 5 years; transportation equipment – 5 years; furniture and fixtures – 5 years.

Intangible Assets

Effective January 1, 2006, goodwill generated from business combinations is no longer subject t o amortization.

Technological know-how is stated at cost and amortized over its estimated economic life using the straight-line method.

An impairment loss will be recognized when the decreases in fair value of intangible assets are other than temporary. The book value after recognizing the impairment loss is recorded as the new cost.

Deferred Charges

Deferred charges are stated at cost and amortized on a straight-line basis as follows: intellectual property license fees-select the shorter term of contract or estimated economic life of the related technology; and software-3 years.

Prior to December 31, 2005, the issuance costs of convertible and exchangeable bonds were classified as deferred charges and amortized over the life of the bonds. Effective January 1, 2006, the unamortized amounts as of December 31, 2005 were reclassified as a bond discount and recorded as a deduction to bonds payable. The amounts are amortized using the effective interest method over the remaining life of the bonds. If the difference between the straight-line method and the effective interest method is immaterial, the amortization of the bond discount may be amortized using the straight-line method and recorded as the adjustment of interest expenses.

Convertible and Exchangeable Bonds

The excess of the stated redemption price over par value is accrued as interest payable and expensed over the redemption period using the effective interest method.

When convertible bondholders exercise their conversion rights, the book value of the bonds is credited to common stock at an amount equal to the par value of the common stock with the excess credited to additional paid-in capital. No gain or loss is recognized on bond conversion.

When exchangeable bondholders exercise their right to exchange their bonds for reference shares, the book value of the bonds is offset against the book value of the investments in reference shares and the related stockholders’ equity accounts, with the difference recognized as a gain or loss on disposal of investments.

In accordance with ROC SFAS No. 34, “Financial Instruments: Recognition and Measurement,” effective as of January 1, 2006, since the economic and risk characteristics of the embedded derivative instrument and the host contract are not clearly and closely related, derivative financial instruments embedded in exchangeable bonds shall be bifurcated and accounted as financial liabilities at fair value through profit or loss.

Pension Plan

All regular employees are entitled to a defined benefit pension plan that is managed by an independently administered pension fund committee. Fund assets are deposited in the committee’s name in the Central Trust of China and hence, not associated with the Company. Therefore, fund assets are not to be included in the Company’s financial statements. Pension benefits for employees of the Branch are provided in accordance with the local regulations.

The Labor Pension Act of the ROC (the Act), which adopts a defined contribution plan, became effective on July 1, 2005. Employees subject to the Labor Standards Law, a defined benefit plan, were allowed to choose to either elect the pension calculation under the Act or continue to be subject to the pension calculation under the Labor Standards Law. Those employees that elected to be subject to the Act will have their seniority achieved under the Labor Standards Law retained upon election of the Act, and the Company will make monthly contributions of no less than 6% of these employees’ monthly wages to the employees’ individual pension accounts.

The accounting for the Company’s pension liability is computed in accordance with ROC SFAS No.18. Net pension costs of the defined benefit plan are recorded based on an actuarial valuation. Pension cost components such as service cost, interest cost, expected return on plan assets, the amortization of net obligation at transition, pension gain or loss, and prior service cost, are all taken into consideration by the actuary. The Company recognizes expenses from the defined contribution pension plan in the period in which the contribution becomes due.

Employee Stock Option Plan

The Company uses intrinsic value method to recognize compensation cost for its employee stock options issued since January 1, 2004. Under the intrinsic value method, the Company recognizes the difference between the market price of the stock on date of grant and the exercise price of its employee stock option as compensation cost. The Company also discloses pro forma net income and earnings per share under the fair value method for options granted since January 1, 2004.

Treasury Stock

The Company adopted ROC SFAS No. 30, “Accounting for Treasury Stocks” which requires that treasury stock held by the Company to be accounted for under the cost method. The cost of treasury stock is shown as a deduction to stockholders’ equity, while any gain or loss from selling treasury stock is treated as an adjustment to additional paid-in capital. The Company’s stock held by its subsidiaries is also treated as treasury stock. Cash dividends received by subsidiaries from the company are recorded as Additional paid-in capital—treasury stock transactions.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the product or service has been delivered, the seller’s price to the buyer is fixed or determinable and collectibility is reasonably assured. Most of the Company’s sales transactions have shipping terms of Free on Board (FOB) or Free Carrier (FCA) shipment in which title and the risk of loss or damage is transferred to the customer upon delivery of the product to a carrier approved by the customer.

Allowance for sales returns and discounts are estimated taking into consideration customer complaints, historical experiences, management judgment and any other known factors that might significantly affect collectibility. Such allowances are recorded in the same period in which sales are made.

Research and Development Expenditures

Research and development expenditures are charged to expenses as incurred.

Capital Expenditures Versus Operating Expenditures

An expenditure is capitalized when it is probable that the Company will receive future economic benefits associated with the expenditure. Otherwise, the expenditure is expensed as incurred.

Income Tax

The Company adopted ROC SFAS No. 22, “Accounting for Income Taxes” for inter-period and intra-period income tax allocation. The provision for income taxes includes deferred income tax assets and liabilities that are a result of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, loss carry-forward and investment tax credits. A valuation allowance on deferred income tax assets is provided to the extent that it is more likely than not that the tax benefits will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected reversal date of the temporary difference.

According to ROC SFAS No. 12, “Accounting for Income Tax Credits” , the Company recognizes the tax benefit from the purchase of equipment and technology, research and development expenditure, employee training, and certain equity investment by the flow-through method.

Income tax (10%) on unappropriated earnings is recorded as expense in the year in which the shareholders have resolved that the earnings shall be retained.

The Income Basic Tax Act of the R.O.C. (the IBTA) became effective on January 1, 2006. Set up by the Executive Yuan, the IBTA is a supplemental 10% tax that is payable if the income tax payable determined by the ROC Income Tax Act is below the minimum amount as prescribed by the IBTA. The IBTA is calculated based on taxable income as defined by the IBTA, which includes most income that is exempted from income tax under various legislations. The impact of the IBTA has been considered in the Company’s income tax for the current reporting period.

Earnings per Share

Earnings per share is computed according to ROC SFAS No. 24, “Earnings Per Share.” Basic earnings per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the current reporting period. Diluted earnings per share is computed by taking basic earnings per share into consideration plus additional common shares that would have been outstanding if the dilutive share equivalents had been issued. Net income (loss) is also adjusted for interest and other income or expenses derived from any underlying dilutive share equivalents. The weighted-average of outstanding shares is adjusted retroactively for stock dividends and bonus share issues.

Asset Impairment

Pursuant to ROC SFAS No. 35, the Company assesses indicators of impairment for all its assets (except for goodwill) within the scope of the standard at each balance sheet date. If impairment is indicated, the Company compares the asset’s carrying amount with the recoverable amount of the assets or the cash-generating unit (CGU) associated with the asset and writes down the carrying amount to the recoverable amount where applicable. The recoverable amount is defined as the higher of fair value less the costs to sell and the values in use. For previously recognized losses, the Company assesses at the balance sheet date any indication that the impairment loss no longer exists or may have diminished. If there is any such indication, the Company recalculates the recoverable amount of the asset, and if the recoverable amount has increased as a result of the increase in the estimated service potential of the assets, the Company reverses the impairment loss so that the resulting carrying amount of the asset does not exceed the amount (net of amortization or depreciation) that would otherwise result had no impairment loss been recognized for the assets in prior years.

In addition, a goodwill-allocated CGU or group of CGUs is tested for impairment each year, regardless of whether impairment is indicated. If an impairment test reveals that the carrying amount, including goodwill, of CGU or group of CGUs is greater than its recoverable amount, there is an impairment loss. The loss is first recorded against the CGU’s goodwill, with any remaining loss allocated to other assets on a pro rata basis proportionate to their carrying amounts. The write-down of goodwill cannot be reversed in subsequent periods under any circumstances.

Impairment losses and reversals are classified as non-operating loss and income, respectively.

3.	ACCOUNTING CHANGES

Goodwill

The Company adopted the amendments to ROC SFAS No. 1, “Conceptual Framework of Financial Accounting and Preparation of Financial Statements,” SFAS No. 5, “Long-Term Investments in Equity Securities,” and SFAS No. 25, “Business Combinations-Accounting Treatment under Purchase Method,” all of which have discontinued the amortization of goodwill effective January 1, 2006. As a result of adopting the revised SFAS No.1, revised SFAS No.5 and revised SFAS No.25 on January 1, 2006, the Company’s total assets as of March 31, 2006 are NT$ 216 million higher than if it had continued to account for goodwill under the prior year’s requirements. The net income and earnings per share for the three-month period ended March 31, 2006, are NT$216 million and NT$0.01 higher, respectively, than if the Company had continued to account for goodwill under the prior year’s requirements.

Financial Instruments

(1)	The Company adopted ROC SFAS No. 34, “Financial Instruments: Recognition and Measurement” and SFAS No. 36, “Financial Instruments: Disclosure and Presentation” to account for the financial instruments effective January 1, 2006. Some prior year items have been reclassified as required by ROC “Guidelines Governing the Preparation of Financial Reports by Securities Issuers,” SFAS No. 34 and No. 36 to conform with current year’s presentation.

(2)	The above changes in accounting principles increased the Company’s total assets, total liabilities, and stockholders’ equity as of January 1, 2006 by NT$23,648 million, NT$1,326 million, and NT$22,322 million, respectively; and resulted in an unfavorable cumulative effect of changes in accounting principles of NT$1,189 million deducted from net income, thereby reducing earnings per share by NT$0.06 for the three-month period ended March 31, 2006.

4. CONTENTS OF SIGNIFICANT ACCOUNTS

(1)	CASH AND CASH EQUIVALENTS

	As of March 31,
	2007	2006
Cash:
Cash on hand	$1,953	$1,741
Checking and savings accounts	1,740,435	3,283,271
Time deposits	75,224,676	80,196,910

Subtotal	76,967,064	83,481,922

Cash equivalents:	4,021,838	12,890,069

Total	$80,988,902	$96,371,991

(2)	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS, CURRENT

	As of March 31,
Held for trading	2007	2006
Listed stocks	$7,190,853	$1,259,147
Convertible bonds	363,111	233,796
Open-end fund	—	5,075

Total	$7,553,964	$1,498,018

During the three-month periods ended March 31, 2007 and 2006, net loss arising from the changes in fair value of financial assets at fair value through profit or loss, current, were NT$578 million and NT$123 million, respectively.

(3)	HELD-TO-MATURITY FINANCIAL ASSETS

	As of March 31,
	2007	2006
Credit-linked deposits and repackage bonds	$200,000	$975,552
Less: Non-current portion	—	(200,000)

Total	$200,000	$775,552

(4)	ACCOUNTS RECEIVABLE, NET

	As of March 31,
	2007	2006
Accounts receivable	$6,861,345	$6,097,043
Less: Allowance for sales returns and discounts	(307,643)	(150,341)
Less: Allowance for doubtful accounts	—	(63,086)

Net	$6,553,702	$5,883,616

(5)	INVENTORIES, NET

	As of March 31,
	2007	2006
Raw materials	$1,069,920	$515,639
Supplies and spare parts	1,768,392	1,649,744
Work in process	7,293,416	7,246,956
Finished goods	1,080,850	751,555

Total	11,212,578	10,163,894
Less: Allowance for loss on decline in market value and obsolescence	(1,255,381)	(550,681)

Net	$9,957,197	$9,613,213

Inventories were not pledged.

(6)	AVAILABLE-FOR-SALE FINANCIAL ASSETS, NONCURRENT

	As of March 31,
	2007	2006
Common stock	$43,359,493	$48,962,566
Preferred stock	—	1,408,419

Total	$43,359,493	$50,370,985

During the three-month periods ended March 31, 2007 and 2006, the total unrecognized gain adjustment to stockholders’ equity due to changes in fair value of available-for-sale assets were NT$968 million and NT$12,159 million, respectively.

Additionally, the Company recognized a gain of NT$1,069 million and NT$566 million due to the disposal of available-for-sale assets during the three-month periods ending March 31, 2007 and 2006, respectively.

(7)	FINANCIAL ASSETS MEASURED AT COST, NONCURRENT

	As of March 31,
	2007	2006
Common stock	$1,495,556	$1,458,246
Preferred stock	385,080	300,000
Funds	442,000	518,767

Total	$2,322,636	$2,277,013

(8)	LONG-TERM INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD

a.	Details of long-term investments accounted for under the equity method are as follows:

Investee Company	As of March 31,
	2007		2006
	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
Listed companies
UMC JAPAN	$6,010,932	50.09	$5,969,510	48.95
HOLTEK SEMICONDUCTOR INC.	884,521	23.24	879,126	24.81
ITE TECH. INC.	359,780	21.62	345,242	22.07
UNIMICRON TECHNOLOGY	—	—	4,282,188	20.40
CORP.(UNIMICRON)(Note A)

Subtotal	7,255,233		11,476,066

Unlisted companies
UMC GROUP (USA)	977,029	100.00	780,741	100.00
UNITED MICROELECTRONICS (EUROPE) B.V.	289,562	100.00	274,361	100.00
UMC CAPITAL CORP.	3,682,961	100.00	2,087,983	100.00
UNITED MICROELECTRONICS CORP.	7,034	100.00	13,489	100.00
(SAMOA)
UMCI LTD.	94	100.00	9,619	100.00
TLC CAPITAL CO., LTD.	7,727,434	100.00	2,947,999	100.00
FORTUNE VENTURE CAPITAL CORP. (Note B)	10,330,744	99.99	4,777,043	99.99
UNITED MICRODISPLAY OPTRONICS CORP.	126,674	81.76	285,275	86.72
(UMO)(Note C)
PACIFIC VENTURE CAPITAL CO., LTD.	127,379	49.99	298,422	49.99
(PACIFIC)(Note D)
MTIC HOLDINGS PTE LTD	82,153	49.94	—	—
MEGA MISSION LIMITED PARTNERSHIP	2,355,815	45.00	—	—
UNITECH CAPITAL INC.	1,026,305	42.00	673,981	42.00
NEXPOWER TECHNOLOGY CORP.	296,941	37.10	—	—
HSUN CHIEH INVESTMENT CO., LTD.	4,550,816	36.49	4,485,473	36.49
(HSUN CHIEH) (Note E)
XGI TECHNOLOGY INC. (Note F)	47,000	16.48	71,704	16.51
AMIC TECHNOLOGY CORP. (Note F)	52,765	11.84	58,166	11.86
THINTEK OPTRONICS CORP. (THINTEK)	—	—	32,470	27.82
(Note C)
HIGHLINK TECHNOLOGY CORP.	—	—	283,063	18.99
(HIGHLINK)(Note F, G)

Subtotal	31,680,706		17,079,789

Total	$38,935,939		$28,555,855

Note A:	As the Company did not have significant influence after decreasing its percentage of ownership in UNIMICRON in 2006, the investee was classified as available-for-sale financial asset.

Note B:	As of March 31, 2007 and 2006, the cost of the investment was NT$10,503 million and NT$4,949 million, respectively. After deducting the Company’s stock held by the subsidiary (treated as treasury stock by the Company) of NT$172 million in both years, the residual book values totalled NT$10,331 million and NT$4,777 million as of March 31, 2007 and 2006, respectively.

Note C:	THINTEK was merged into UMO on October 1, 2006. The exchange ratio was 2.31 to 1.

Note D:	On June 27, 2006, PACIFIC set July 3, 2006 as its liquidation date through decision at its shareholders’ meeting. The liquidation has not been completed as of March 31, 2007

Note E:	As of January 27, 2006, the Company sold 58.5 million shares of HSUN CHIEH. The Company’s ownership percentage decreased from 99.97% to 36.49%. As HSUN CHIEH ceased to be a subsidiary, the Company’s stock held by HSUN CHIEH was reclassified from treasury stock to long-term investments accounted for under the equity method. The reclassification increased long-term investments accounted for under the equity method and stockholders’ equity by NT$10,881 million.

Note F:	The equity method was applied for investees, in which the total ownership held by the Company and its subsidiaries is over 20%.

Note G:	As of March 1, 2007, HIGHLINK (an equity method investee) and EPITECH TECHNOLOGY CORP. (EPITECH) (accounted for as a noncurrent available-for-sale financial asset) merged into EPISTAR CORP. and was continued as EPISTAR CORP. (classified as a noncurrent available-for-sale financial asset after the merger).

During the transaction, 5.5 shares of the HIGHLINK were exchanged for 1 share of EPISTAR CORP. and 3.08 shares of the EPITECH were exchanged for 1 share of EPISTAR CORP.

b.	Total gain and loss arising from investments accounted for under the equity method were NT$697 million and NT$2 million for the three-month periods ended March 31, 2007 and 2006, respectively. Among which, investment income amounted to NT$227 million and NT$293 million for the three-month periods ended March 31, 2007 and 2006, respectively, and the related long-term investment balances of NT$5,435 million and NT$5,161 million as of March 31, 2007 and 2006, respectively, were determined based on the investees’ financial statements audited by other auditors.

c.	The long-term investments were not pledged.

(9)	PROPERTY, PLANT AND EQUIPMENT

	As of March 31, 2007
	Cost	Accumulated Depreciation	Book Value
Land	$1,132,576	$—	$1,132,576
Buildings	16,319,736	(5,584,923)	10,734,813
Machinery and equipment	400,298,576	(295,139,002)	105,159,574
Transportation equipment	74,387	(55,909)	18,478
Furniture and fixtures	2,469,833	(1,896,853)	572,980
Construction in progress and prepayments	28,330,350	—	28,330,350

Total	$448,625,458	$(302,676,687)	$145,948,771

	As of March 31, 2006
	Cost	Accumulated Depreciation	Book Value
Land	$1,132,576	$—	$1,132,576
Buildings	16,251,168	(4,846,656)	11,404,512
Machinery and equipment	375,349,360	(257,243,101)	118,106,259
Transportation equipment	81,815	(58,843)	22,972
Furniture and fixtures	2,286,096	(1,580,567)	705,529
Construction in progress and prepayments	11,555,578	—	11,555,578

Total	$406,656,593	$(263,729,167)	$142,927,426

a.	No interest was capitalized during the three-month periods ended March 31, 2007 and 2006.

b.	Property, plant and equipment were not pledged.

(10)	OTHER ASSETS – OTHERS

	As of March 31,
	2007	2006
Leased assets	$1,321,594	$1,365,667
Deposits-out	642,428	542,976
Others	59,118	59,118

Total	$2,023,140	$1,967,761

Please refer to Note 6 for deposits-out pledged as collateral.

(11)	FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, CURRENT

	As of March 31,
	2007	2006
Interest rate swaps	$627,002	$784,198
Derivatives embedded in exchangeable bonds	376,559	728,322

Total	$1,003,561	$1,512,520

During the three-month periods ended March 31, 2007 and 2006 net loss arising from the changes is fair value of financial liabilities at fair value through profit or loss, current were NT$36 million and NT$44 million, respectively.

(12)	BONDS PAYABLE

	As of March 31,
	2007	2006
Unsecured domestic bonds payable	$20,250,000	$30,500,000
Convertible bonds payable	12,639,596	12,391,686
Exchangeable bonds payable	2,988,565	3,180,446
Less: discounts on bonds payable	(51,013)	(145,647)

Total	35,827,148	45,926,485
Less: Current portion	(17,833,831)	(10,250,000)

Net	$17,993,317	$35,676,485

a.	During the period from April 16 to April 27, 2001, the Company issued five-year and seven-year unsecured bonds totaling NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 5.1195% through 5.1850% and 5.2170% through 5.2850%, respectively. The five-year bonds and seven-year bonds are repaid starting from April 2004 to April 2006 and April 2006 to April 2008, respectively, both in three yearly installments at the rates of 30%, 30% and 40%. On April 27, 2006, the five-year bonds were fully repaid.

b.	During the period from October 2 to October 15, 2001, the Company issued three-year and five-year unsecured bonds totaling NT$10,000 million, each with a face value of NT$5,000 million. The interest was paid annually with stated interest rates of 3.3912% through 3.420% and 3.4896% through 3.520%, respectively. On October 15, 2006 and 2004, the five-year bonds and the three-year bonds were fully repaid, respectively.

c.	On May 10, 2002, the Company issued zero coupon exchangeable bonds listed on the EuroMTF Market of the Luxembourg stock Exchange (LSE). The terms and conditions of the bonds are as follows:

(a)	Issue Amount: US$235 million

(b)	Period: May 10, 2002 ~ May 10, 2007

(c)	Redemption

i.	The Company may redeem the bonds, in whole or in part, after three months of the issuance and prior to the maturity date, at their principal amount if the closing price of the AU Optionics Corp. (AUO) common shares on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 120% of the exchange price then in effect translated into US dollars at the rate of NTD34.645=USD 1.00.

ii.	The Company may redeem the bonds, in whole, but not in part, if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii.	The Company may redeem all, but not part, of the bonds, at any time, in the event of certain changes in the R.O.C.’s tax rules which would require the Company to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.	The Company will, at the option of the bondholders, redeem such bonds on February 10, 2005 at its principal amount.

(d)	Terms of Exchange

i.	Underlying securities: ADSs or common shares of AUO.

ii.	Exchange Period: The bonds are exchangeable at any time on or after June 19, 2002 and prior to April 10, 2007, into AUO common shares or AUO ADSs; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.	Exchange Price and Adjustment: The exchange price is NTD44.3 per share, determined on the basis of a fixed exchange rate of NTD34.645=USD1.00. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

(e)	Exchange of the Bonds

As of March 31, 2007 and 2006, certain bondholders have exercised their rights to exchange their bonds with the total principal amount of US$145 million and US$137 million into AUO shares, respectively. Gains arising from the exercise of exchange rights during the three-month period ended March 31, 2007 amounted NT$159 million and was recognized as gain on disposal of investment. No exchange rights had been exercised for the three-month period ended March 31, 2006.

d.	During the period from May 21 to June 24, 2003, the Company issued five-year and seven-year unsecured bonds totaling NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 4.0% minus USD 12-Month LIBOR and 4.3% minus USD 12-Month LIBOR, respectively. Stated interest rates are reset annually based on the prevailing USD 12-Month LIBOR. The five-year bonds and seven-year bonds are repayable in 2008 and 2010, respectively, upon the maturity of the bonds.

e.	On October 5, 2005, the Company issued zero coupon convertible bonds on the LSE. The terms and conditions of the bonds are as follows:

(a)	Issue Amount: US$381.4 million

(b)	Period: October 5, 2006 ~ February 15, 2008 (Maturity date)

(c)	Redemption:

i	On or at any time after April 5, 2007, if the closing price of the ADSs listed on the NYSE has been at least 130% of either the conversion price or the last adjusted conversion price, for 20 out of 30 consecutive ADS trading days, the Company may redeem all, but not some only, of the bonds.

ii	If at least 90% in principal amount of the bonds have already been redeemed, repurchased, cancelled or converted, the Company may redeem all, but not some only, of the bonds.

iii.	In the event that the Company’s ADSs or shares have officially cease to be listed or admitted for trading on the New York Stock Exchange or the Taiwan Stock Exchange, as the case may be, each bondholder shall have the right, at such bondholder’s option, to require the Company to repurchase all, but not in part, of such bondholder’s bonds at their principal amount.

iv.	In the event of certain changes in taxation in the R.O.C. resulting in the Company becoming required to pay additional amounts, the Company may redeem all, but not part, of the bonds at their principal amount; bondholders may elect not to have their bonds redeemed by the Company in such event, in which case the bondholders shall not be entitled to receive payments of such additional amounts.

v.	If a change of control occurs with respect to the Company, each bondholder shall have the right at such bondholder’s option, to require the Company to repurchase all, but not in part, of such bondholder’s bonds at their principal amount.

vi.	The Company will pay the principal amount of the bonds at its maturity date, February 15, 2008.

(d)	Conversion:

i	Conversion Period: Except for the closed period, the bonds may be converted into the Company’s ADSs on or after November 4, 2005 and on or prior to February 5, 2008.

ii	Conversion Price and Adjustment: The conversion price is US$3.693 per ADS. The applicable conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

f.	Repayments of the above-mentioned bonds in the future years are as follows:

(assuming the convertible bonds and exchangeable bonds are both paid off upon maturity)

Bonds repayable in	Amount
2007	$5,238,565
2008	23,139,596
2009	—
2010	7,500,000
2011 and thereafter	—

Total	$35,858,161

(13)	PENSION PLAN

a.	The Labor Pension Act of the R.O.C. (the Act), which adopts a defined contribution plan, became effective on July 1, 2005. Employees subject to the Labor Standards Law, a defined benefit plan, were allowed to choose to either elect the pension calculation under the Act or continue to be subject to the pension calculation under the Labor Standards Law. Those employees that elected to be subject to the Act will have their seniority achieved under the Labor Standards Law retained upon election of the Act, and the Company will make monthly contributions of no less than 6% of these employees’ monthly wages to the employees’ individual pension accounts. The Company has made monthly contributions based on each individual employee’s salary or wage to employees’ pension accounts beginning July 1, 2005, and totaled NT$96 million and NT$89 million as of March 31, 2007 and 2006, respectively. Pension benefits for employees of the Branch are provided in accordance with the local regulations, and the Company has contributed the amount of both NT$31 million as of March 31, 2007 and 2006, respectively.

b.	The defined benefit plan under the Labor Standards Law is disbursed based on the units of service years and the average salary in the last month of the service year. Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the fifteenth year. The total units shall not exceed 45 units. In accordance to the plan, the Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited at the Central Trust of China in the name of an administered pension fund committee. Pension costs amounting to NT$47 million and NT$48 million were recognized for the three-month periods ended March 31, 2007 and 2006, respectively. The corresponding balances of the pension fund were NT$1,232 million and NT$1,113 million as of March 31, 2007 and 2006, respectively.

(14)	CAPITAL STOCK

a.	The Company had 26,000 million common shares authorized to be issued, and 19,845 million shares were issued as of March 31, 2006, each at a par value of NT$10.

b.	The Company has issued a total of 277 million ADSs, which were traded on the NYSE as of March 31, 2006. The total number of common shares of the Company represented by all issued ADSs was 1,384 million shares as of March 31, 2006. One ADS represents five common shares.

c.	Among the employee stock options issued by the Company on October 7, 2002 and January 3, 2003, 109 million shares were exercised during the year ended December 31, 2006. The issuance process through the authority had been completed.

d.	On May 22, 2006 the Company cancelled 1,000 million shares of treasury stock, which were bought back during the period from February 16, 2006 to April 11, 2006 for retention of the Company’s creditability and stockholders’ interests.

e.	As recommended by the board of directors, and approved by the shareholders on the meeting held on June 12, 2006, the Company issued 225 million new shares from capitalization of retained earnings and additional paid-in capital that amounted to NT$2,249 million, of which NT$895 million was stock dividend, NT$459 million was employee bonus, and NT$895 million was additional paid-in capital. The issuance process through the authority had been completed.

f.	The Company had 26,000 million common shares authorized to be issued, and 19,144 million shares was issued as of March 31, 2007, each at a par value of NT$10.

g.	The Company had issued a total of 315 million ADSs, which were traded on the NYSE as of March 31, 2007. The total number of common shares of the Company represented by all issued ADSs was 1,576 million shares as of March 31, 2007. One ADS represents five common shares.

h.	Among the employee stock options issued by the Company on October 7, 2002, January 3, 2003 and October 13, 2004, 12 million shares were exercised during the three-month period ended March 31, 2007. The issuance process through the authority had been completed.

(15)	EMPLOYEE STOCK OPTIONS

On September 11, 2002, October 8, 2003, September 30, 2004, and December 22, 2005, the Company was authorized by the Securities and Futures Bureau of the Financial Supervisory Commission, Executive Yuan, to issue employee stock options with a total number of 1 billion, 150 million, 150 million, and 350 million units, respectively. Each unit entitles an optionee to subscribe to 1 share of the Company’s common stock. Settlement upon the exercise of the options will be made through the issuance of new shares by the Company. The exercise price of the options was set at the closing price of the Company’s common stock on the date of grant. The contractual life is 6 years and an optionee may exercise the options in accordance with certain schedules as prescribed by the plan starting 2 years from the date of grant. Detailed information relevant to the employee stock options is disclosed as follows:

Date of grant	Total number of options granted (in thousands)	Total number of options outstanding (in thousands)	Exercise price (NTD)
October 7, 2002	939,000	531,986	$15.7
January 3, 2003	61,000	44,411	$17.7
November 26, 2003	57,330	45,073	$24.7
March 23, 2004	33,330	21,765	$22.9
July 1, 2004	56,590	44,130	$20.7
October 13, 2004	20,200	12,412	$17.8
April 29, 2005	23,460	17,510	$16.4
August 16, 2005	54,350	40,070	$21.6
September 29, 2005	51,990	45,919	$19.7
January 4, 2006	39,290	29,660	$17.7
May 22, 2006	42,058	36,210	$19.2
August 24, 2006	28,140	24,800	$18.4

a.	A Summary of the Company’s stock option plans, and related information for the three-month periods ended March 31, 2007 and 2006 are as follows:

	For the three-month period ended March 31,
	2007		2006
	Option (in thousands)	Weighted-average Exercise Price (NTD)	Option (in thousands)	Weighted-average Exercise Price (NTD)
Outstanding at beginning of period	913,958	$17.5	975,320	$17.3
Granted	—	$—	39,290	$17.7
Exercised	(11,918)	$15.7	(50,531)	$15.7
Forfeited	(8,094)	$19.9	(16,515)	$18.9

Outstanding at end of period	893,946	$17.5	947,564	$17.3

Exercisable at end of period	654,015	$16.7	502,264	$16.5

Weighted-average fair value of options granted during the period (NTD)	$—		$5.4

b.	The information of the Company’s outstanding stock options as of March 31, 2007 is as follows:

Authorization Date		Outstanding Stock Options			Exercisable Stock Options
	Range of Exercise Price	Option (in thousands)	Weighted-average Expected Remaining Years	Weighted-average Exercise Price (NTD)	Option (in thousands)	Weighted-average Exercise Price (NTD)
2002.09.11	$15.7~$17.7	576,397	1.54	$15.9	576,133	$15.9
2003.10.08	$20.7~$24.7	110,968	2.95	$22.8	72,405	$23.1
2004.09.30	$16.4~$21.6	115,911	4.29	$19.7	5,477	$17.8
2005.12.22	$17.7~$19.2	90,670	5.09	$18.5	—	$—

		893,946	2.43	$17.5	654,015	$16.7

c.	The Company uses intrinsic value method to recognize compensation costs for its employee stock options issued since January 1, 2004. The compensation costs for the three-month periods ended March 31, 2007 and 2006 are nil because the Company grants options with the exercise price equal to the current market price. Pro forma information using the fair value method on net income and earnings per share is as follows:

	For the three-month period ended March 31, 2007
	Basic earnings per share	Diluted earnings per share
Net Income	$1,458,690	$1,458,690
Earnings per share (NTD)	$0.08	$0.08
Pro forma net income	$1,345,283	$1,345,283
Pro forma earnings per share (NTD)	$0.08	$0.08

	For the three-month period ended March 31, 2006 (retroactinty adjusted)
	Basic earnings per share	Diluted earnings per share
Net Income	$12,286,260	$12,146,008
Earnings per share (NTD)	$0.66	$0.63
Pro forma net income	$12,194,544	$12,054,292
Pro forma earnings per share (NTD)	$0.65	$0.62

The fair value of the options granted was estimated at the date of grant using the Black-Scholes options pricing model with the following weighted-average assumptions for the three-month period ended March 31, 2006: expected dividend yield of 1.37%; volatility of the expected market price of the Company’s common stock of 38.38%~41.14%; risk-free interest rate of 1.88%; and expected life of the options of 4~5 years.

(16)	TREASURY STOCK

a.	The Company bought back its own shares from the open market during the three-month periods ended March 31, 2007 and 2006. Details of the treasury stock transactions are as follows:

For the three-month period ended March 31, 2007

(In thousands of shares)

Purpose	As of January 1, 2007	Increase	Decrease	As of March 31, 2007
For transfer to employees	842,067	—	—	842,067
For conversion of the convertible bonds into shares	500,000	—	—	500,000

Total shares	1,342,067	—	—	1,342,067

For the three-month period ended March 31, 2006

(In thousands of shares)

Purpose	As of January 1, 2006	Increase	Decrease	As of March 31, 2006
For transfer to employees	442,067	—	—	442,067
For conversion of the convertible bonds into shares	500,000	—	—	500,000
For retainment of the Company’s creditability and stockholders’ interests	—	815,747	—	815,747

Total shares	942,067	815,747	—	1,757,814

b.	According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of the Company’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital – premiums, and realized additional paid-in capital. As such, the maximum of shares of treasury stock that the Company could hold as of March 31, 2007 and 2006, was 1,914 million and 1,985 million, while the ceiling amount was NT$81,776 million and NT$84,700 million, respectively.

c.	In compliance with Securities and Exchange Law of the R.O.C., treasury stock should not be pledged, nor should it be entitled voting rights or receive dividends. Stock held by subsidiaries is treated as treasury stock. These subsidiaries have the same rights as other stockholders excluding joining the proceeds from new issues. Starting June 22, 2005, stock held by subsidiaries no longer have voting rights according to the revised Companies Act.

d.	As of March 31, 2007, the Company’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 22 million shares of the Company’s stock, with a book value of NT$19.10 per share. The closing price on March 31, 2007 was NT$19.10.

As of March 31, 2006, the Company’s subsidiaries, FORTUNE VENTURE CAPITAL CORP., held 22 million shares of the Company’s stock, with a book value of NT$20.5 per share. The closing price on March 31, 2006 was NT$20.5.

(17)	RETAINED EARNINGS AND DIVIDEND POLICIES

According to the Company’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

a.	Payment of all taxes and dues;

b.	Offset prior years’ operation losses;

c.	Set aside 10% of the remaining amount after deducting items (a) and (b) as a legal reserve;

d.	Set aside 0.1% of the remaining amount after deducting items (a), (b), and (c) as directors’ and supervisors’ remuneration; and

e.	After deducting items (a), (b), and (c) above from the current year’s earnings, no less than 5% of the remaining amount together with the prior years’ unappropriated earnings is to be allocated as employees’ bonus, which will be settled through issuance of new shares of the Company, or cash. Employees of the Company’s subsidiaries, meeting certain requirements determined by the board of directors, are also eligible for the employees’ bonus.

f.	The distribution of the remaining portion, if any, will be recommended by the board of directors and subject to shareholders’ approval.

The Company has entered a stage of sustained growth; the policy for dividend distribution should reflect factors such as the current and future investment environment, fund requirements, domestic and international competition and capital budgets; as well as the benefit of shareholders, share bonus equilibrium, and long-term financial planning. The board of directors shall make the distribution proposal annually and present it at the shareholders’ meeting. The Company’s Articles of Incorporation further provide that no more than 80% of the dividends to shareholders, if any, may be paid in the form of stock dividends. Accordingly, at least 20% of the dividends must be paid in the form of cash.

The distribution of retained earnings for the year 2006 was approved by the board of directors on March 15, 2007 and the distribution of retained earnings for the year 2005 was approved at the shareholders’ meeting held on June 12, 2006. The details of distribution are as follows:

	2006	2005
Cash Dividend	$0.70 per share	$0.40 per share
Stock Dividend	—	$0.05 per share
Employees’ bonus – Cash	2,324,119	305,636
Dividend (NTD thousands)
Employees’ bonus – Stock	—	458,455
Dividend (NTD thousands)
Directors’ and Supervisors’	15,494	6,324
remuneration (NTD thousands)

Pursuant to Article 41 of the Securities and Exchange Law of the R.O.C., a special reserve is set aside from the current net income and unappropriated earnings for items that are accounted for as deductions to stockholders’ equity such as unrealized loss on long-term investment and cumulative translation adjustments. However, there are the following exceptions for the Company’s investees’ unrealized loss on long-term investments arising from the merger, which was recognized by the Company in proportion to the company’s ownership percentage:

a.	According to the explanatory letter No. 101801 of the Securities and Futures Commission (SFC), if the Company recognizes the investees’ additional paid-in capital-excess from the merger in proportion to the ownership percentage, then the special reserve is exempted for the amount originated from the acquisition of the long-term investments.

b.	If the Company and its investees transfer a portion of the additional paid-in capital to in crease capital, a special reserve equal to the amount of the transfer shall be provided according to the explanatory letter No. 101801-1 of the SFC.

c.	In accordance with the explanatory letter No. 170010 of the SFC applicable to listed companies, in the case where the market value of the Company’s stock held by its subsidiaries at period-end is lower than the book value, a special reserve shall be provided in the company’s accounts in proportion to its ownership percentage.

For the 2005 appropriations approved by the shareholders’ meeting on June 12, 2006, unrealized loss on long-term investments exempted from the provision of special reserve pursuant to the above regulations amounted to NT$18,208 million.

(18) OPERATING COSTS AND EXPENSES

The Company’s personnel, depreciation, and amortization expenses are summarized as follows:

	For the three-month period ended March 31,
	2007			2006
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Personnel expenses
Salary	$2,316,212	$710,336	$3,026,548	$1,524,724	$408,197	$1,932,921
Labor and health insurance	110,472	32,251	142,723	105,676	29,659	135,335
Pension	133,323	40,611	173,934	130,153	37,067	167,220
Other personnel expenses	23,641	9,967	33,608	18,624	7,515	26,139
Depreciation	8,365,398	489,566	8,854,964	11,105,986	560,419	11,666,405
Amortization	21,932	313,129	335,061	49,652	367,495	417,147

(19) INCOME TAX

a.	Reconciliation between the income tax expense and the income tax calculated on pre-tax financial statement income based on the statutory tax rate is as follows:

	For the three-month period ended March 31,
	2007	2006
Income tax on pre-tax income at statutory tax rate	$899,049	$3,803,548
Permanent differences	(963,348)	(3,866,913)
Change in investment tax credit	3,172,498	383,421
Change in valuation allowance	(2,907,621)	(320,056)
Income Basic Tax	77,800	700,000
Income tax on interest revenue separately taxed	258	273

Income tax expense	$278,636	$700,273

b.	Significant components of deferred income tax assets and liabilities are as follows:

Deferred income tax assets	As of March 31,
	2007		2006
	Amount	Tax effect	Amount	Tax effect
Investment tax credit		$11,692,460		$13,225,624
Loss carry-forward	$3,815,034	953,758	$13,372,060	3,343,015
Pension	3,103,952	775,988	3,021,968	755,492
Allowance on sales returns and discounts	491,085	122,771	752,659	188,165
Allowance for loss on obsolescence of inventories	637,754	159,439	174,550	43,637
Unrealized exchange loss	76,803	19,201	—	—
Others	759,188	189,797	240,510	60,127

Total deferred income tax assets		13,913,414		17,616,060
Valuation allowance		(6 ,203,492)		(8,355,306)

Net deferred income tax assets		7,709,922		9,260,754

Deferred income tax liabilities
Unrealized exchange gain	—	—	(159,969)	(39,992)
Depreciation	(5,336,716)	(1 ,334,179)	(7,539,435)	(1,884,859)
Others	(2,057,198)	(514,299)	—	—

Total deferred income tax liabilities		(1 ,848,478)		(1,924,851)

Total net deferred income tax assets		$5,861,444		$7,335,903

Deferred income tax assets –current		$3,478,307		$7,552,307
Deferred income tax liabilities –current		(205,498)		(39,992)
Valuation allowance		(1 ,184,350)		(2,960,145)

Net		2,088,459		4,552,170

Deferred income tax assets –noncurrent		10,435,107		10,063,753
Deferred income tax liabilities –noncurrent		(1,642,980)		(1,884,859)
Valuation allowance		(5 ,019,142)		(5,395,161)

Net		3,772,985		2,783,733

Total net deferred income tax assets		$5,861,444		$7,335,903

c.	The Company’s income tax returns for all fiscal years up to 2003 have been assessed and approved by the R.O.C. Tax Authority.

d.	The Company was granted several four or five-year income tax exemption periods with respect to income derived from the expansion of operations. The starting date of the exemption period attributable to the expansion in 2002 had not yet been decided. The income tax exemption for other periods will expire on December 31, 2012.

e.	The Company earns investment tax credits for the amount invested in production equipment, research and development, and employee training.

As of March 31, 2007, the Company’s unused investment tax credits were as follows:

Expiration Year	Investment tax credits earned	Balance of unused investment tax credits
2007	$1,611,785	$622,672
2008	6,296,685	6,296,685
2009	2,549,487	2,549,487
2010	1,600,806	1,600,806
2011	622,810	622,810

Total	$12,681,573	$11,692,460

f.	Under the rules of the Income Tax Law of the R.O.C., net losses can be carried forward for 5 years. As of March 31, 2007, the unutilized accumulated losses were as follows:

Expiration Year	Accumulated losses	Unutilized accumulated losses
2007	$3,773,826	$3,773,826
2008 (Transferred in from merger with SiSMC)	2,283	2,283
2009 (Transferred in from merger with SiSMC)	38,925	38,925

Total	$3,815,034	$3,815,034

g.	The balance of the Company’s imputation credit accounts as of March 31, 2007 and 2006 were NT$95 million and NT$53 million, respectively. The expected creditable ratio for 2006 and the actual creditable ratio for 2005 was 0.54% and 0%, respectively.

h.	The Company’s earnings generated in the year ended December 31, 1997 and prior years have been fully appropriated.

(20) EARNINGS PER SHARE

a.	The Company’s capital structure is composed mainly of zero coupon convertible bonds and employee stock options. Therefore, in consideration of such complex structure, the calculated basic and diluted earnings per share for the three-month periods ended March 31, 2007 and 2006, are disclosed as follows:

Earning per share-basic (NTD)	For the three-month period ended March 31, 2007
	Amount		Shares Expressed in thousands	Earnings per share (NTD)
	Income before income tax	Net income		Income before income tax	Net income
Income from continuing operations	$1,737,326	$1,458,690	17,775,611	$0.10	$0.08
Cumulative effect of changes in accounting principles	—	—		—	—

Net income	$1,737,326	$1,458,690		$0.10	$0.08

Effect of dilution
Employee stock options	$—	$—	128,465
Earning per share-diluted:
Income from continuing operations	$1,737,326	$1,458,690	17,904,076	$0.10	$0.08
Cumulative effect of changes in accounting principles	—	—		—	—

Net income	$1,737,326	$1,458,690		$0.10	$0.08

The convertible bonds payable was not dilutive when calculating diluted earnings per share for the three-month period ended March 31, 2007.

	For the three-month period ended March 31, 2006 (retroactively adjusted)
	Amount		Shares expressed in thousands	Earnings per share (NTD)
	Income before income tax	Net income		Income before income tax	Net income
Earning per share-basic (NTD)
Income from continuing operations	$14,175,048	$13,474,775	18,691,631	$0.76	$0.72
Cumulative effect of changes in accounting principles	(1,188,515)	(1,188,515)		(0.06)	(0.06)

Net income	$12,986,533	$12,286,260		$0.70	$0.66

Effect of dilution
Employee stock options	$—	$—	104,303
Convertible bonds payable	$(137,420)	$(140,252)	516,382
Earning per share-diluted:
Income from continuing operations	$14,037,628	$13,334,523	19,312,316	$0.73	$0.69
Cumulative effect of changes in accounting principles	(1,188,515)	(1,188,515)		(0.06)	(0.06)

Net income	$12,849,113	$12,146,008		$0.67	$0.63

b.	Pro forma information on earnings as if subsidiaries’ investment in the Company is not treated as treasury stock is set out as follows:

(shares expressed in thousands)	For the three-month period ended March 31, 2007
	Basic	Diluted
Net income	$1,458,690	$1,458,690

Weighted-average of shares outstanding:
Beginning balance	17,789,126	17,789,126
Weighted-average shares of exercising employee stock options	8,555	8,555
Dilutive shares of employee stock options accounted for under treasury stock method	—	128,465

Ending balance	17,797,681	17,926,146

Earnings per share
Net income (NTD)	$0.08	$0.08

(shares expressed in thousands)	For the three-month period ended March 31, 2006 (retroactively adjusted)
	Basic	Diluted
Net income	$12,286,260	$12,146,008

Weighted-average of shares outstanding:
Beginning balance	18,852,636	18,852,636
Increase in capital through 2006 retained earnings and additional paid-in capital at proportion of 1.3%	239,693	239,693
Purchase of 815,747 thousand shares of treasury stock from January 1 to March 31, 2006	(207,319)	(207,319)
Weighted-average shares of exercising employee stock options	10,968	10,968
Dilutive shares of employee stock options accounted for under treasury stock method	—	104,303
Dilutive shares issued assuming conversion of bonds	—	516,382

Ending balance	18,895,978	19,516,663

Earnings per share
Net income (NTD)	$0.65	$0.62

5. RELATED PARTY TRANSACTIONS

(1)	Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
UMC GROUP (USA) (UMC-USA)	Equity Investee
UNITED MICROELECTRONICS (EUROPE) B.V.	Equity Investee
UMC CAPITAL CORP.	Equity Investee
UNITED MICROELECTRONICS CORP. (SAMOA)	Equity Investee
UMCI LTD.	Equity Investee
UMC JAPAN (UMCJ)	Equity Investee
UNITECH CAPITAL INC.	Equity Investee
MEGA MISSION LIMITED PARTNERSHIP	Equity Investee
MTIC HOLDINGS PTE. LTD.	Equity Investee
FORTUNE VENTURE CAPITAL CORP.	Equity Investee
HSUN CHIEH INVESTMENT CO., LTD.	Equity Investee
UNITED MICRODISPLAY OPTRONICS CORP.	Equity Investee
HOLTEK SEMICONDUCTOR INC. (HOLTEK)	Equity Investee
ITE TECH. INC.	Equity Investee
AMIC TECHNOLOGY CORP.	Equity Investee
PACIFIC VENTURE CAPITAL CO., LTD.	Equity Investee
XGI TECHNOLOGY INC.	Equity Investee
TLC CAPITAL CO., LTD.	Equity Investee
HIGHLINK TECHNOLOGY CORP. (merged into EPISTAR CORP. since March 2007)	Equity Investee
NEXPOWER TECHNOLOGY CORP.	Equity Investee
SILICON INTEGRATED SYSTEMS CORP.	The Company’ s director
UNITRUTH INVESTMENT CORP.	Subsidiary’ s equity investee
UWAVE TECHNOLOGY CORP.	Subsidiary’ s equity investee
UCA TECHNOLOGY INC.	Subsidiary’ s equity investee
AFA TECHNOLOGY, INC.	Subsidiary’ s equity investee
STAR SEMICONDUCTOR CORP. (No longer an subsidiary’ s equity investee since March 2007)	Subsidiary’ s equity investee
USBEST TECHNOLOGY INC. (No longer an subsidiary’s equity investee since February 2007 )	Subsidiary’ s equity investee
SMEDIA TECHNOLOGY CORP.	Subsidiary’ s equity investee
U-MEDIA COMMUNICATIONS, INC.	Subsidiary’ s equity investee
CRYSTAL MEDIA INC.	Subsidiary’ s equity investee
MOBILE DEVICES INC.	Subsidiary’ s equity investee
CHIP ADVANCED TECHNOLOGY INC.	Same chairman with the Company’ s subsidiary

(2)	Significant Related Party Transactions

a.	Operating revenues

	For the three-month period ended March 31,
	2007		2006
	Amount	Percentage	Amount	Percentage
UMC-USA	$10,574,481	46	$11,147,820	46
Others	2,716,084	12	4,051,553	16

Total	$13,290,565	58	$15,199,373	62

The sales price to the above related parties was determined through mutual agreement based on the market conditions. The collection period for overseas sales to related parties was net 60 days, while the terms for domestic sales were month-end 45~60 days. The collection period for third party overseas sales was net 30~60 days, while the terms for third party domestic sales were month-end 30~60 days.

b.	Notes receivable

	As of March 31,
	2007		2006
	Amount	Percentage	Amount	Percentage
HOLTEK	$30,342	84	$67,720	94
Others	1,830	5	2,045	3

Total	$32,172	89	$69,765	97

c.	Accounts receivable, net

	As of March 31,
	2007		2006
	Amount	Percentage	Amount	Percentage
UMC-USA	$4,537,604	34	$4,058,564	32
Others	1,960,033	15	2,510,859	20

Total	6,497,637	49	6,569,423	52

Less: Allowance for sales returns and discounts	(236,105)		(643,401)
Less: Allowance for doubtful accounts	(618)		(78,221)

Net	$6,260,914		$5,847,801

d.	Endorsements and guarantees

The Company did not provide any note as endorsement and guarantee for related parties during the three-month period ended March 31, 2007.

As of March 31, 2006, the Company provided notes of endorsement or guarantees on behalf of its subsidiary, UMCJ, totaling NT$2,894 million.

6. ASSETS PLEDGED AS COLLATERAL

As of March 31, 2007

	Amount	Party to which asset(s) was pledged	Purpose of pledge
Deposit-out	$620,996	Customs	Customs duty

(Time deposit)			guarantee

As of March 31, 2006

	Amount	Party to which asset(s) was pledged	Purpose of pledge
Deposit-out	$520,847	Customs	Customs duty

(Time deposit)			guarantee

7. COMMITMENTS AND CONTINGENT LIABILITIES

(1)	The Company has entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$19.9 billion. Royalties and development fees for the future years are NT$ 5.7 billion as of March 31, 2007.

(2)	The Company signed several construction contracts for the expansion of its factory space. As of March 31, 2007, these construction contracts have amounted to approximately NT$6.1 billion and the unpaid portion of the contracts, which was not accrued, was approximately NT$3.3 billion.

(3)	OAK Technology, Inc. (OAK) and the Company entered into a settlement agreement on July 31, 1997 concerning a complaint filed with the United States International Trade Commission (ITC) by OAK against the Company and others, alleging unfair trade practices based on alleged patent infringement regarding certain CD-ROM controllers (the first OAK ITC case). On October 27, 1997, OAK filed a civil action in a California federal district court, alleging claims for breach of the settlement agreement and fraudulent misrepresentation. In connection with its breach of contract and other claims, OAK sought damages in excess of US$750 million. The Company denied the material allegations of the complaint, and asserted counterclaims against OAK for breach of contract, intentional interference with economic advantage and rescission and restitution based on fraudulent concealment and/or mistake. The Company also asserted declaratory judgment claims for invalidity and unenforceability of the relevant OAK patent. On February 9, 2006, the parties entered a settlement agreement in which the Company, OAK and Zoran (the successor to OAK) fully and finally released one another from any and all claims and liabilities arising out of the facts alleged in the district court case. The terms of settlement are confidential and, except for the obligation to keep the terms confidential, impose no obligation on the Company.

(4)	The Company entered into several operating lease contracts for land. These renewable operating leases are set to expire in various years through to 2032 and are renewable. Future minimum lease payments under those leases are as follows:

For the year ended December 31,	Amount
2007 (2nd quarter and thereafter)	$143,848
2008	191,952
2009	192,309
2010	192,680
2011	193,066
2012 and thereafter	1,847,938

Total	$2,761,793

(5)	The Company entered into several wafer-processing contracts with its principal customers. According to the contracts, the Company shall guarantee processing capacity, while these customers make deposits to the Company.

(6)	The Company has entered into contracts for the purchase of materials and masks with certain vendors. As of March 31, 2007, the commitment of these construction contracts has amounted to approximately NT$6.3 billion, and the unpaid portion of the contracts, which was not accrued, was approximately NT$5 billion.

(7)	On February 15, 2005, the Hsinchu District Prosecutor’s Office conducted a search of the Company’s facilities. On February 18, 2005, the Company’s former Chairman Mr. Robert H.C. Tsao, released a public statement, explaining that its assistance to Hejian Technology Corp. (Hejian) did not involve any investment or technology transfer. Furthermore, from the very beginning there was a verbal indication that, at the proper time, the Company would be compensated appropriately for its assistance, and circumstances permitting, at some time in the future, it will push through the merger between two companies. However, no promise was made by the Company and no written agreement was made and executed. Upon the Company’s request to materialize the said verbal indication by compensating in the form of either cash or equity, the Chairman of the holding company of Hejian offered 15% of the approximately 700 million outstanding shares of the holding company of Hejian in return for the Company’s past assistance and for continued assistance in the future.

Immediately after the Company had received such offer, it filed an application with the Investment Commission of the Ministry of Economic Affairs on March 18, 2005 (Ref. No. 94-Lian-Tung-Tzu-0222), for their executive guidance for the successful transfer of said shares to the Company. The shareholders meeting dated June 13, 2005 resolved that to the extent permitted by law the Company shall try to get the 15% of the outstanding shares offered by the holding company of Hejian as an asset of the Company. The holding company of Hejian offered 106 million shares of its outstanding common shares in return for the Company’s assistance. The holding company of Hejian has put all such shares in escrow. The Company was informed of such escrow on August 4, 2006. The subscription price per share of the holding company of Hejian in the last offering was US$1.1. Therefore, the total market value of the said shares is worth more than US$110 million. However, the Company may not acquire the ownership of nor exercise the rights of the said shares with any potential stock dividend or cash dividend distributed in the future until the ROC laws and regulations allow the Company to acquire and exercise. In the event that any stock dividend or cash dividend is distributed, the Company’s stake in the holding company of Hejian will accumulate accordingly.

In April 2005, the Company’s former Chairman Mr. Robert H.C. Tsao was personally fined with in the aggregate amount of NT$3 million by the Financial Supervisory Commission, Executive Yuan, R.O.C. (ROC FSC) for failure to disclose material information relating to Hejian in accordance with applicable rules. As a result of the imposition of the fines by the ROC FSC, the Company was also fined in the amount of NT$30,000 by Taiwan Stock Exchange (TSE) for the alleged non-compliance with the disclosure rules in relation to the material information. The Company and its former Chairman Mr. Robert H.C. Tsao have filed for administrative appeal and reconsideration with the Executive Yuan, R.O.C. and TSE, respectively. Mr. Robert H.C. Tsao’s administrative appeal was dismissed by the Execution Yuan, R.O.C. on February 21, 2006 and the ROC FSC transferred the case against Mr. Robert H.C. Tsao to the Administrative Enforcement Agency for enforcement of the fine. Mr. Robert H.C. Tsao has filed an administrative action against the ROC FSC with Taipei High Administrative Court on April 14, 2006. As of March 31, 2007, the result of such reconsideration and administrative action has not been finalized. The case is being processed in Taipei High Administrative Court.

For the Company’s assistance to Hejian Technology Corp., the Company’s former Chairman Mr. Robert H.C. Tsao, former Vice Chairman Mr. John Hsuan, and Mr. Duen-Chian Cheng, the General Manager of Fortune Venture Capital Corp., which is 99.99% owned by the Company, were indicted for violating the Business Accounting Law and breach of trust under the Criminal Law by Hsinchu District Court’s Prosecutor’s Office on January 9, 2006. Mr. Robert H.C. Tsao and Mr. John Hsuan had officially resigned from their positions of the Company’s Chairman, Vice Chairman and directors prior to the announcement of the prosecution; for this reason, at the time of the prosecution, Mr. Robert H.C. Tsao and Mr. John Hsuan no longer served as the Company’s directors and had not executed their duties as the Company’s Chairman and Vice Chairman. In the future, if a guilty judgment is pronounced by the court, such consequences would be Mr. Robert H.C. Tsao, Mr. John Hsuan and Mr. Duen-Chian Cheng’s personal concerns only; the Company would not be subject to indictment regarding this case.

On February 15, 2006, the Company was fined in the amount of NT$5 million for unauthorized investment activities in Mainland China, implicating violation of Article 35 of the Act “Governing Relations Between Peoples of the Taiwan Area and the Mainland Area” by the R.O.C. Ministry of Economic Affairs (MOEA). However, as the Company believes it was illegally and improperly fined, the Company had filed an administrative appeal against MOEA to the Executive Yuan on March 16, 2006. The Company’s administrative appeal was dismissed by the Executive Yuan, R.O.C. on October 19, 2006. The Company filed an administrative action against the R.O.C. Ministry of Economic Affairs to Taipei High Administrative Court on December 8, 2006. As of March 31, 2007, the result of such administrative action has not been finalized. The case is being processed in Taipei High Administrative Court.

8. SIGNIFICANT DISASTER LOSS

None.

9. SIGNIFICANT SUBSEQUENT EVENT

None.

10. OTHERS

(1)	Certain comparative amounts have been reclassified to conform to the current year’s presentation.

(2)	Financial risk management objectives and policies

The Company’s principal financial instruments, other than derivatives, is comprise of cash and cash equivalents, common stock, preferred stock, convertible bonds, open-end funds, bank loans, and bonds payable. The main purpose of these financial instruments is to manage financing for the Company’s operations. The Company also holds various other financial assets and liabilities such as accounts receivable and accounts payables, which arise directly from its operations.

The Company also enters into derivative transactions, including credit-link deposits, interest rate swaps and forward currency contracts. The purpose of these derivative transactions is to mitigate interest rate risk and foreign currency exchange risks arising from the Company’s operations and financing activities.

The main risks arising from the Company’s financial instruments include cash flow interest rate risk, foreign currency risk, commodity price risk, credit risk, and liquidity risk.

Cash flow interest rate risk

The Company utilizes interest rate swap agreements to avoid its cash flow interest rate risk on its counter-floating rate of unsecured domestic bonds issued during the period from May 21 to June 24, 2003. The periods of the interest rate swap agreements are the same as those of the domestic bonds, which are five and seven years. The floating rate is reset annually.

Foreign currency risk

The Company has foreign currency risk arising from purchases or sales. The Company utilizes spot or forward contracts to avoid foreign currency risk. The Company buys or sell the same amount of foreign currency with hedged through for ward hedging items for contracts. In principal, the Company does not carry out any forward contracts for uncertain commitments.

Commodity price risk

The Company’s exposure to commodity price risk is minimal.

Credit risk

The Company trades only with established and creditworthy third parties. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis, which consequently minimizes the Company’s exposure to bad debts.

With respect to credit risk arising from the other financial assets of the Company, which are comprised of cash and cash equivalents, available-for-sale financial assets and certain derivative instruments, the Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

Although the Company trades only with established third parties, it will request collateral to be provided by third parties with less favorable financial positions.

Liquidity risk

The Company’s objective is to maintain a balance of funding continuity and flexibility through the use of financial instruments such as cash and cash equivalents, bank loans and bonds.

(3) Information of financial instruments

a.	Fair value of financial instruments

Financial Assets	As of March 31,
	2007		2006
	Book Value	Fair Value	Book Value	Fair Value
Non-derivative
Cash and cash equivalents	$80,988,902	$80,988,902	$96,371,991	$96,371,991
Financial assets at fair value through profit or loss, current	7,553,964	7,553,964	1,498,018	1,498,018
Held-to-maturity financial assets, current	200,000	200,000	775,552	775,552
Notes and accounts receivable	13,649,500	13,649,500	12,436,640	12,436,640
Available-for-sale financial assets, noncurrent	43,359,493	43,359,493	50,370,985	50,370,985
Held-to-maturity financial assets, noncurrent	—	—	200,000	200,000
Financial assets measured at cost, noncurrent	2,322,636	—	2,277,013	—
Long-term investments accounted for under the equity method	38,935,939	39,857,068	28,555,855	34,954,692
Prepayment for long-term investments	163,809	—	—	—
Deposits-out	642,428	642,428	542,976	542,976

	As of March 31,
	2007		2006
Financial Liabilities	Book Value	Fair Value	Book Value	Fair Value
Non-derivative
Payables	$21,998,723	$21,998,723	$15,560,997	$15,560,997
Capacity deposits (current portion)	249,785	249,785	894,685	894,685
Bonds payable (current portion included)	35,827,148	36,084,559	45,926,485	47,784,515

Derivative
Interest rate swaps	$627,002	$627,002	$784,198	$784,198
Derivatives embedded in exchangeable bonds	376,559	376,559	728,322	728,322

b.	The methods and assumptions used to measure the fair value of financial instruments are as follows:

i.	The book values of short-term financial instruments approximate their fair value due to their short maturities. Short-term financial instruments include cash and cash equivalents, notes receivable, accounts receivable, current portion of capacity deposits, and payables.

ii.	The fair value of financial assets at fair value through profit or loss and available-for-sale financial assets are based on the quoted market prices.

iii.	The fair value of held-to-maturity financial assets and long-term investments accounted for under equity method are based on the quoted market prices. If market prices are unavailable, the Company estimates the fair value based on the book values.

iv.	The fair value of financial assets measured at cost is unable to estimate since there is no active market in trading those unlisted investments.

v.	The fair value of deposits-out is based on their book value since the deposit periods are principally within one year and renewed upon maturity.

vi.	The fair value of bonds payable is determined by the market price.

vii.	The fair value of derivative financial instruments is based on the amount the Company expects to receive (positive) or to pay (negative) assuming that the contracts are settled in advance at the balance sheet date.

c.	The fair value of the Company’s financial instruments is determined by the quoted prices in active markets, or if the market for a financial instrument is not active, the Company establishes fair value by using a valuation technique:

	Active Market Quotation		Valuation Technique
Non-derivative Financial Instruments	2007.03.31	2006.03.31	2007.03.31	2006.03.31
Financial assets
Financial assets at fair value through profit or loss, current	$7,553,964	$1,498,018	$—	$—
Available-for-sale financial assets, noncurrent	43,359,493	50,370,985	—	—
Long-term investments	39,857,068	34,954,692	—	—

	Active Market Quotation		Valuation Technique
Non-derivative Financial Instruments	2007.03.31	2006.03.31	2007.03.31	2006.03.31
Financial liabilities accounted for under the equity method
Bonds payable (current portion included)	$36,084,559	$47,784,515	$—	$—

Derivative Financial Instruments
Financial liabilities
Interest rate swaps	$—	$—	$627,002	$784,198
Derivatives embedded in exchangeable bonds	—	—	376,559	728,322

d.	The Company recognized losses in NT$36 million and NT$44 million arising from the changes in fair value of financial liabilities at fair value through profit or loss for the three-month periods ended March 31, 2007 and 2006, respectively.

e.	The Company’s financial liability with cash flow interest rate risk exposure as of March 31, 2007 and 2006 amounted to NT$627 million and NT$784 million, respectively.

f.	During the first quarter ended March 31, 2007, total interest revenue and interest expense for financial assets or liabilities that are not at fair value through profit or loss were NT$352 million and NT$93 million, respectively, while interest revenue and expense for the first quarter period ended March 31, 2006 each amounted to NT$358 million and NT$221 million, respectively.

(4)	The Company and its subsidiary held credit-linked deposits and repackage bonds for the earning of interest income. The details are disclosed as follows:

a.	Principal amount in original currency

As of March 31, 2007

The Company

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
ADVANCED SEMICONDUCTOR ENGINEERING INC. European Convertible Bonds and Loans	NTD	200 million	2007.09.25

As of March 31, 2006

The Company

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
SILICONWARE PRECISION INDUSTRIES CO., LTD. European Convertible Bonds and Loans	NTD	400 million	2007.02.05
SILICONWARE PRECISION INDUSTRIES CO., LTD. European Convertible Bonds and Loans	NTD	200 million	2007.02.05
UMC JAPAN European Convertible Bonds	JPY	640 million	2007.03.28
ADVANCED SEMICONDUCTOR ENGINEERING INC. European Convertible Bonds and Loans	NTD	200 million	2007.09.25

UMC JAPAN

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
UMC JAPAN European Convertible Bonds	JPY	500 million	2007.03.29

b.	Credit risk

The counterparties of the above investments are major international financial institutions. The repayment in full of these investments is subject to the non-occurrence of one or more credit events, which are referenced to the entities’ fulfillment of their own obligations as well as repayment of their corporate bonds. Upon the occurrence of one or more of such credit events, the Company and its subsidiary, UMC JAPAN, may receive less than the full amount of these investments or nothing. The Company and its subsidiary, UMC JAPAN, have selected reference entities with high credit ratings to minimize the credit risk.

c.	Liquidity risk

Early withdrawal is not allowed for the above investments unless called by the issuer. However, the anticipated liquidity risk is low since most of the investments will either have matured within two years, or are relatively liquid in the secondary market.

d.	Market risk

There is no market risk for the above investments except for the fluctuations in the exchange rates of US Dollars and Japanese Yen to NT Dollars at the balance sheet date and the settlement date.

(5)	The Company and its subsidiary, UMC JAPAN, entered into interest rate swap and forward contracts for hedging the interest rate risk arising from the counter-floating rate of domestic bonds and for hedging the exchange rate risk arising from the net assets or liabilities denominated in foreign currency. The hedging strategy was developed with the objective to reduce the market risk for non-trading purpose. The relevant information on the derivative financial instruments entered into by the Company is as follows:

a.	The Company utilized interest rate swap agreements to hedge its interest rate risks on its counter-floating rate of unsecured domestic bonds issued during the period from May 21 to June 24, 2003. The periods of the interest rate swap agreements are the same as those of the domestic bonds, which are five and seven years. The floating rate is reset annually. The details of interest rate swap agreements are summarized as follows:

As of March 31, 2007 and 2006, the Company had the following interest rate swap agreements in effect:

Notional Amount	Contract Period	Interest Rate Received	Interest Rate Paid
NT$7,500 million	May 21, 2003 to June 24, 2008	4.0% minus USD	1.52%
		12-Month LIBOR
NT$7,500 million	May 21, 2003 to June 24, 2010	4.3% minus USD	1.48%
		12-Month LIBOR

b.	Transaction risk

(a)	Credit risk

There is no significant credit risk exposure with respect to the above transactions as the counter-parties are reputable financial institutions with good global standing.

(b)	Liquidity and cash flow risk

The cash flow requirements on the interest rate swap agreements are limited to the net interest payables or receivables arising from the differences in the swap rates. The cash flow requirements on forward contracts are limited to the net difference between the forward and spot rates at the settlement date. Therefore, no significant cash flow risk is anticipated since the working capital is sufficient to meet the cash flow requirements.

(c)	Market risk

Interest rate swap agreements and forward contracts are intended for hedging purposes. Gains or losses arising from the fluctuations in interest rates and exchange rates are likely to be offset against the gains or losses from the hedged items. As a result, no significant exposure to market risk is anticipated.

c.	The presentation of derivative financial instruments on the financial statements

As of March 31, 2007 and 2006, the Company’s interest rate swap agreements were classified as current liabilities amounting to NT$627 million and NT$784 million, respectively.

11. ADDITIONAL DISCLOSURES

(1)	The following are additional disclosures for the Company and its affiliates as required by the ROC Securities and Futures Bureau:

a.	Financing provided to others for the three-month period ended March 31, 2007: please refer to Attachment 1.

b.	Endorsement/Guarantee provided to others for the three-month period ended March 31, 2007: please refer to Attachment 2.

c.	Securities held as of March 31, 2007: please refer to Attachment 3.

d.	Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the three-month period ended March 31, 2007: please refer to Attachment 4.

e.	Acquisition of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the three-month period ended March 31, 2007: please refer to Attachment 5.

f.	Disposal of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the three-month period ended March 31, 2007: please refer to Attachment 6.

g.	Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the three-month period ended March 31, 2007: please refer to Attachment 7.

h.	Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of the capital stock as of March 31, 2007: please refer to Attachment 8.

i	. Names, locations and related information of investees as of March 31, 2007: please refer to Attachment 9.

j	. Financial instruments and derivative transactions: please refer to Note 10.

(2)	Investment in Mainland China

None.

ATTACHMENT 1 (Financing provided to others for the three-month period ended March 31, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

No.	Lender	Counter-party	Financial statement account	Maximum balance for the period	Ending balance	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Allowance for doubtful accounts	Collateral		Limit of financing amount for individual counter-party	Limit of total financing amount
											Item	Value
None

ATTACHMENT 2 (Endorsement/Guarantee provided to others for the three-month period ended March 31, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

No.	Endorsor/Guarantor	Receiving party	Relationship	Limit of guarantee/endorsement amount for receiving party	Maximum balance for the period	Ending balance	Amount of collateral guarantee/endorsement	Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount
None

ATTACHMENT 3 (Securities held as of March 31, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

Type of securities	Name of securities	Relationship	Financial statement account	March 31, 2007				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Convertible bonds	EDOM TECHNOLOGY CO., LTD.	—	Financial assets at fair value through profit or loss, current	60	$197,011	—	$197,011	None
Convertible bonds	TOPOINT TECHNOLOGY CO., LTD.	—	Financial assets at fair value through profit or loss, current	380	60,800	—	60,800	None
Convertible bonds	TATUNG CO.	—	Financial assets at fair value through profit or loss, current	402	50,250	—	50,250	None
Convertible bonds	CHANG WAH ELECTRONMATERIALS INC.	—	Financial assets at fair value through profit or loss, current	500	55,050	—	55,050	None
Stock	FIRICH ENTERPRISES CO.,LTD.	—	Financial assets at fair value through profit or loss, current	122	56,260	0.22	56,260	None
Stock	PROMOS TECHNOLOGIES INC.	—	Financial assets at fair value through profit or loss, current	471,400	6,057,490	7.67	6,057,490	None
Stock	L&K ENGINEERING CO., LTD.	—	Financial assets at fair value through profit or loss, current	1,683	89,545	0.99	89,545	None
Stock	MICRONAS SEMICONDUCTOR HOLDING AG	—	Financial assets at fair value through profit or loss, current	280	189,588	0.86	189,588	None
Stock	ACTION ELECTRONICS CO., LTD.	—	Financial assets at fair value through profit or loss, current	16,270	332,718	0.44	332,718	None
Stock	CHINA DEVELOPMENT FINANCIAL HOLDING CORP.	—	Financial assets at fair value through profit or loss, current	23,538	347,188	0.21	347,188	None
Stock	SILICONWARE PRECISION INDUSTRIES CO., LTD.	—	Financial assets at fair value through profit or loss, current	708	43,870	0.03	43,870	None
Stock	YANG MING MARINE TRANSPORT CORP.	—	Financial assets at fair value through profit or loss, current	3,254	74,194	0.14	74,194	None
Stock	UMC GROUP (USA)	Investee company	Long-term investments accounted for under the equity method	16,438	977,029	100.00	977,029	None
Stock	UNITED MICROELECTRONICS (EUROPE) B.V.	Investee company	Long-term investments accounted for under the equity method	9	289,562	100.00	281,947	None
Stock	UMC CAPITAL CORP.	Investee company	Long-term investments accounted for under the equity method	124,000	3,682,961	100.00	3,682,961	None
Stock	UNITED MICROELECTRONICS CORP. (SAMOA)	Investee company	Long-term investments accounted for under the equity method	280	7,034	100.00	7,034	None
Stock	UMCI LTD.	Investee company	Long-term investments accounted for under the equity method	880,006	94	100.00	94	None
Stock	TLC CAPITAL CO., LTD.	Investee company	Long-term investments accounted for under the equity method	600,000	7,727,434	100.00	7,727,434	None

ATTACHMENT 3 (Securities held as of March 31, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

Type of securities	Name of securities	Relationship	Financial statement account	March 31, 2007				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Stock	FORTUNE VENTURE CAPITAL CORP.	Investee company	Long-term investments accounted for under the equity method	499,994	$10,330,744	99.99	$10,900,221	None
Stock	UNITED MICRODISPLAY OPTRONICS CORP.	Investee company	Long-term investments accounted for under the equity method	64,313	126,674	81.76	126,674	None
Stock	UMC JAPAN	Investee company	Long-term investments accounted for under the equity method	496	6,010,932	50.09	2,603,852	None
Stock	PACIFIC VENTURE CAPITAL CO., LTD.	Investee company	Long-term investments accounted for under the equity method	30,000	127,379	49.99	137,587	None
Stock	MTIC HOLDINGS PTE LTD.	Investee company	Long-term investments accounted for under the equity method	4,000	82,153	49.94	82,153	None
Stock	MEGA MISSION LIMITED PARTNERSHIP	Investee company	Long-term investments accounted for under the equity method	—	2,355,815	45.00	2,355,815	None
Stock	UNITECH CAPITAL INC.	Investee company	Long-term investments accounted for under the equity method	21,000	1,026,305	42.00	1,026,305	None
Stock	NEXPOWER TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	29,680	296,941	37.10	300,910	None
Stock	HSUN CHIEH INVESTMENT CO., LTD.	Investee company	Long-term investments accounted for under the equity method	33,624	4,550,816	36.49	4,407,420	None
Stock	HOLTEK SEMICONDUCTOR INC.	Investee company	Long-term investments accounted for under the equity method	49,439	884,521	23.24	3,510,196	None
Stock	ITE TECH. INC.	Investee company	Long-term investments accounted for under the equity method	24,229	359,780	21.62	1,603,984	None
Stock	XGI TECHNOLOGY INC.	Investee company	Long-term investments accounted for under the equity method	8,758	47,000	16.48	47,000	None
Stock	AMIC TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	16,200	52,765	11.84	78,452	None
Stock	UNIMICRON TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	202,367	8,671,406	19.89	8,671,406	None
Stock	FARADAY TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	55,611	6,339,704	17.27	6,339,704	None
Stock	UNITED FU SHEN CHEN TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	18,460	133,652	16.60	133,652	None
Stock	SILICON INTEGRATED SYSTEMS CORP.	The Company’s director	Available-for-sale financial assets, noncurrent	228,956	4,235,684	16.09	4,235,684	None
Stock	NOVATEK MICROELECTRONICS CORP.	—	Available-for-sale financial assets, noncurrent	60,073	8,590,384	11.54	8,590,384	None

ATTACHMENT 3 (Securities held as of March 31, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

Type of securities	Name of securities	Relationship	Financial statement account	March 31, 2007				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Stock	C-COM CORP.	—	Available-for-sale financial assets, noncurrent	3,083	$25,095	4.40	$25,095	None
Stock	SPRINGSOFT, INC.	—	Available-for-sale financial assets, noncurrent	8,323	538,467	4.20	538,467	None
Stock	CHIPBOND TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	12,330	458,666	4.15	458,666	None
Stock	EPISTAR CORP.	—	Available-for-sale financial assets, noncurrent	18,969	2,295,212	3.67	2,295,212	None
Stock	KING YUAN ELECTRONICS CO., LT D.	—	Available-for-sale financial assets, noncurrent	35,008	967,969	3.21	967,969	None
Stock	BILLIONTON SYSTEMS INC.	—	Available-for-sale financial assets, noncurrent	2,048	20,785	2.63	20,785	None
Stock	MEDIATEK INC.	—	Available-for-sale financial assets, noncurrent	13,910	5,285,990	1.44	5,285,990	None
Stock	AU OPTRONICS CORP.	—	Available-for-sale financial assets, noncurrent	73,941	3,497,412	0.98	3,497,412	None
Stock	MEGA FINANCIAL HOLDING COMPANY	—	Available-for-sale financial assets, noncurrent	95,577	2,064,459	0.86	2,064,459	None
Stock	HON HAI PRECISION INDUSTRY CO., LTD.	—	Available-for-sale financial assets, noncurrent	1,057	234,608	0.02	234,608	None
Stock	PIXTECH, INC.	—	Financial assets measured at cost, noncurrent	9,883	—	17.63	Note	None
Stock	SINO-AEROSPACE INVESTMENT CORP.	—	Financial assets measured at cost, noncurrent	28,500	—	11.11	Note	None
Stock	UNITED INDUSTRIAL GASES CO., LTD.	—	Financial assets measured at cost, noncurrent	13,185	146,250	7.80	Note	None
Stock	INDUSTRIAL BANK OF TAIWAN CORP.	—	Financial assets measured at cost, noncurrent	118,303	1,139,196	4.95	Note	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	13,593	210,110	4.68	Note	None
Stock	TECO NANOTECH CO. LTD.	—	Financial assets measured at cost, noncurrent	9,001	—	3.73	Note	None
Fund	PACIFIC TECHNOLOGY PARTNERS, L.P.	—	Financial assets measured at cost, noncurrent	—	280,846	—	N/A	None
Fund	PACIFIC UNITED TECHNOLOGY, L.P.	—	Financial assets measured at cost, noncurrent	—	161,154	—	N/A	None

ATTACHMENT 3 (Securities held as of March 31, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

Type of securities	Name of securities	Relationship	Financial statement account	March 31, 2007				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Stock-Preferred stock	TAIWAN HIGH SPEED RAIL CORP.	—	Financial assets measured at cost, noncurrent	30,000	$300,000	—	N/A	None
Stock-Preferred stock	MTIC HOLDINGS PTE LTD.	—	Financial assets measured at cost, noncurrent	4,000	85,080	—	N/A	None
Stock-Preferred stock	TONBU, INC.	—	Financial assets measured at cost, noncurrent	938	—	—	N/A	None
Stock-Preferred stock	AETAS TECHNOLOGY INC.	—	Prepayment for long-term investments	1,550	163,809	—	N/A	None

FORTUNE VENTURE CAPITAL CORP.

Type of securities	Name of securities	Relationship	Financial statement account	March 31, 2007				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Stock	UNITRUTH INVESTMENT CORP.	Investee company	Long-term investments accounted for under the equity method	80,000	$762,516	100.00	$762,516	None
Stock	ANOTO TAIWAN CORP.	Investee company	Long-term investments accounted for under the equity method	3,920	29,441	49.00	29,441	None
Stock-Preferred stock	AEVOE INTERNATIONAL LT D.	Investee company	Long-term investments accounted for under the equity method	2,500	8,563	48.17	8,563	None
Stock	UWAVE TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	10,186	30,057	44.29	30,057	None
Stock	UCA TECHNOLOGY INC.	Investee company	Long-term investments accounted for under the equity method	11,285	34,455	42.38	25,071	None
Stock	WALTOP INTERNATIONAL CORP.	Investee company	Long-term investments accounted for under the equity method	6,000	88,496	30.00	37,484	None
Stock	TERA XTAL T ECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	5,200	89,301	26.00	55,468	None
Stock	CRYSTAL MEDIA INC.	Investee company	Long-term investments accounted for under the equity method	4,493	37,692	25.15	37,692	None
Stock	SMEDIA TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	9,045	32,363	23.08	30,797	None
Stock	ALLIANCE OPTOTEK CORP.	Investee company	Long-term investments accounted for under the equity method	3,500	30,912	21.21	23,476	None

ATTACHMENT 3 (Securities held as of March 31, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

Type of securities	Name of securities	Relationship	Financial statement account	March 31, 2007				Shares as collateral (thousand)
				Units (thousand)/ bonds/shares (thou sand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Stock	U-MEDIA COMMUNICATIONS, INC.	Investee company	Long-term investments accounted for under the equity method	5,000	$15,679	20.78	$15,679	None
Stock	AFA TECHNOLOGY, INC.	Investee company	Long-term investments accounted for under the equity method	6,713	76,779	19.43	64,757	None
Stock	HIGH POWER LIGHTING CORP.	Investee company	Long-term investments accounted for under the equity method	4,525	44,650	18.10	35,418	None
Stock	MOBILE DEVICES INC.	Investee company	Long-term investments accounted for under the equity method	5,863	25,413	18.01	22,299	None
Stock	AMIC TECHNOLOGY CORP.	Investee of UMC and Fortune	Long-term investments accounted for under the equity method	23,405	112,917	17.08	112,917	None
Stock	XGI TECHNOLOGY INC.	Investee of UMC and Fortune	Long-term investments accounted for under the equity method	6,281	27,880	11.83	33,683	None
Stock	NEXPOWER TECHNOLOGY CORP.	Investee of UMC and Fortune	Long-term investments accounted for under the equity method	800	8,111	1.00	8,111	None
Stock	DAVICOM SEMICONDUCTOR, INC.	—	Financial assets measured at cost, noncurrent	12,848	142,031	19.89	Note	None
Stock	BCOM ELECTRONICS INC.	—	Financial assets measured at cost, noncurrent	17,675	176,797	19.64	Note	None
Stock	USBEST TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	3,313	47,897	19.49	Note	None
Stock	KUN YUAN TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	6,650	66,500	19.00	Note	None
Stock	STAR SEMICONDUCTOR CORP.	—	Financial assets measured at cost, noncurrent	3,837	35,174	18.64	Note	None
Stock	HITOP COMMUNICATIONS CORP.	—	Financial assets measured at cost, noncurrent	4,340	60,848	16.07	Note	None
Stock	CION TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	2,268	21,600	15.68	Note	None
Stock	LIGHTUNING TECH. INC.	—	Financial assets measured at cost, noncurrent	2,660	16,663	14.94	Note	None
Stock	UWIZ TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	4,230	46,953	13.22	Note	None
Stock	CHIP ADVANCED TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	3,140	22,886	13.10	Note	None
Stock	VASTVIEW TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	3,487	11,891	12.02	Note	None

ATTACHMENT 3 (Securities held as of March 31, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

Type of securities	Name of securities	Relationship	Financial statement account	March 31, 2007				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Stock	YAYATECH CO., LTD.	—	Financial assets measured at cost, noncurrent	1,080	$36,180	10.80	Note	None
Stock	GOLDEN TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	—	Financial assets measured at cost, noncurrent	5,040	49,280	10.67	Note	None
Stock	AMOD TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	1,060	10,421	10.60	Note	None
Stock	EXOJET TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	2,300	23,000	10.57	Note	None
Stock	ADVANCE MATERIALS CORP.	—	Financial assets measured at cost, noncurrent	11,434	113,017	10.36	Note	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	2,500	21,875	10.23	Note	None
Stock	NCTU SPRING 1 TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	—	Financial assets measured at cost, noncurrent	4,284	27,160	10.06	Note	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	—	Financial assets measured at cost, noncurrent	8,529	85,291	9.61	Note	None
Stock	CHANG-YU TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	2,050	55,350	9.49	Note	None
Stock	ALLEN PRECISION INDUSTRIES CO., LTD.	—	Financial assets measured at cost, noncurrent	3,000	38,400	9.32	Note	None
Stock	JMICRON TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	2,660	47,880	8.18	Note	None
Stock	ANDES TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	5,000	62,500	7.94	Note	None
Stock	CHINGIS TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	4,198	37,156	7.83	Note	None
Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	—	Financial assets measured at cost, noncurrent	10,500	105,000	7.00	Note	None
Stock	ACTI CORP.	—	Financial assets measured at cost, noncurrent	1,700	17,306	6.85	Note	None
Stock	RISELINK VENTURE CAPITAL CORP.	—	Financial assets measured at cost, noncurrent	8,000	76,640	6.67	Note	None
Stock	NCTU SPRING VENTURE CAPITAL CO., LTD.	—	Financial assets measured at cost, noncurrent	2,000	13,600	6.28	Note	None
Stock	HIGH POWER OPTOELECTRONICS, INC.	—	Financial assets measured at cost, noncurrent	1,500	15,000	6.00	Note	None

ATTACHMENT 3 (Securities held as of March 31, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

Type of securities	Name of securities	Relationship	Financial statement account	March 31, 2007				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Stock	SIMPAL ELECTRONICS CO., LTD.	—	Financial assets measured at cost, noncurrent	6,009	$70,179	5.67	Note	None
Stock	COSMOS TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	—	Financial assets measured at cost, noncurrent	1,742	15,964	5.03	Note	None
Stock	PARAWIN VENTURE CAPITAL CORP.	—	Financial assets measured at cost, noncurrent	5,000	41,900	5.00	Note	None
Stock	MEMOCOM CORP.	—	Financial assets measured at cost, noncurrent	2,450	16,391	4.90	Note	None
Stock	LUMITEK CORP.	—	Financial assets measured at cost, noncurrent	1,750	32,000	4.89	Note	None
Stock	EE SOLUTIONS, INC.	—	Financial assets measured at cost, noncurrent	1,300	22,178	4.85	Note	None
Stock	TRENDCHIP TECHNOLOGIES CORP.	—	Financial assets measured at cost, noncurrent	1,249	15,086	4.72	Note	None
Stock	GIGA SOLUTION TECH. CO., LTD.	—	Financial assets measured at cost, noncurrent	3,930	26,742	4.65	Note	None
Stock	BEYOND INNOVATION TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	1,183	14,165	4.11	Note	None
Stock	WAVEPLUS TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	1,200	—	4.00	Note	None
Stock	IBT VENTURE CORP.	—	Financial assets measured at cost, noncurrent	7,614	76,142	3.81	Note	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	10,993	132,634	3.79	None	Note
Fund	IGLOBE PARTNERS FUND, L.P.	—	Financial assets measured at cost, noncurrent	—	39,051	3.45	N/A	None
Stock	FORTUNE SEMICONDUCTOR CORP.	—	Financial assets measured at cost, noncurrent	1,254	20,787	3.33	Note	None
Stock	ANIMATION TECHNOLOGIES INC.	—	Financial assets measured at cost, noncurrent	1,480	22,200	3.16	Note	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	—	Financial assets measured at cost, noncurrent	5,000	225,000	3.08	Note	None
Stock	CHIPSENCE CORP.	—	Financial assets measured at cost, noncurrent	1,750	11,325	2.93	Note	None

ATTACHMENT 3 (Securities held as of March 31, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

Type of securities	Name of securities	Relationship	Financial statement account	March 31, 2007				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Stock	PRINTECH INTERNATIONAL INC.	—	Financial assets measured at cost, noncurrent	540	$2,457	2.69	Note	None
Stock	SHENG-HUA VENTURE CAPITAL CORP.	—	Financial assets measured at cost, noncurrent	1,250	9,950	2.50	Note	None
Stock	ADVANCED CHIP ENGINEERING TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	2,290	24,419	1.84	Note	None
Stock	TAIMIDE TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	1,500	16,095	1.70	Note	None
Stock	RALINK TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	1,323	14,828	1.60	Note	None
Fund	CRYSTAL INTERNET VENTURE FUND II(BVI),L.P.	—	Financial assets measured at cost, noncurrent	—	9,342	0.99	N/A	None
Stock	ARCADIA DESIGN SYSTEMS (TAIWAN), INC.	—	Financial assets measured at cost, noncurrent	162	—	0.83	Note	None
Stock-Preferred stock	AURORA SYSTEMS, INC.	—	Financial assets measured at cost, noncurrent	5,133	59,317	—	N/A	None
Stock-Preferred stock	ALPHA & OMEGA SEMICONDUCTOR LTD.	—	Financial assets measured at cost, noncurrent	1,500	46,313	—	N/A	None
Stock	PIXART IMAGING INC.	—	Available-for-sale financial assets, noncurrent	13,274	5,535,254	12.71	5,535,254	None
Stock	UNITED ORTHOPEDIC CORP.	—	Available-for-sale financial assets, noncurrent	1,236	27,068	3.64	27,068	None
Stock	AIMTRON TECHNOLOGY, INC.	—	Available-for-sale financial assets, noncurrent	1,384	83,039	3.15	83,039	None
Stock	AVERLOGIC TECHNOLOGIES CORP.	—	Available-for-sale financial assets, noncurrent	552	9,623	1.79	9,623	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	959	78,075	1.24	78,075	None
Stock	EPISTAR CORP.	—	Available-for-sale financial assets, noncurrent	4,272	516,956	0.84	516,956	None
Stock	CHIPBOND TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	2,190	81,477	0.74	81,477	None
Stock	C SUN MFG LTD.	—	Available-for-sale financial assets, noncurrent	527	13,384	0.41	13,384	None
Stock	UNITED MICROELECTRONICS CORP.	Investor company	Available-for-sale financial assets, noncurrent	22,070	421,534	0.12	421,534	None

ATTACHMENT 3 (Securities held as of March 31, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

Type of securities	Name of securities	Relationship	Financial statement account	March 31, 2007				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Stock	ATHEROS COMMUNICATION INC.	—	Available-for-sale financial assets, noncurrent	8	$6,313	0.02	$6,313	None
Convertible bonds	TOPOINT TECHNOLOGY CO., LTD.	—	Financial assets at fair value through profit or loss, noncurrent	258	41,280	—	41,280	None
Convertible bonds	POWERTECH INDUSTRIAL CO., LTD.	—	Financial assets at fair value through profit or loss, noncurrent	300	36,720	—	36,720	None

TLC CAPITAL CO., LTD.

Type of securities	Name of securities	Relationship	Financial statement account	March 31, 2007				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Stock	YUNG LI INVESTMENTS, INC.	Investee company	Long-term investments accounted for under the equity method	0.20	$202,715	44.44	$202,715	None
Stock	SMEDIA TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	7,084	95,176	18.08	24,122	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	—	Financial assets measured at cost, noncurrent	10,000	100,000	8.40	Note	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	—	Financial assets measured at cost, noncurrent	10,650	479,250	6.55	Note	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	5,430	442,016	7.02	442,016	None
Stock	RECHI PRECISION CO., LTD.	—	Available-for-sale financial assets, noncurrent	20,163	332,697	5.82	332,697	None
Stock	SERCOMM CORP.	—	Available-for-sale financial assets, noncurrent	6,192	238,681	4.48	238,681	None
Stock	HORIZON SECURITIES CO., LTD.	—	Available-for-sale financial assets, noncurrent	16,858	115,309	3.92	115,309	None
Stock	SIMPLO TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	5,000	857,500	3.33	857,500	None
Stock	EPISTAR CORP.	—	Available-for-sale financial assets, noncurrent	6,555	793,192	1.28	793,192	None
Stock	POWERTECH INDUSTRIAL CO., LTD.	—	Available-for-sale financial assets, noncurrent	1,048	64,766	1.15	64,766	None

ATTACHMENT 3 (Securities held as of March 31, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

TLC CAPITAL CO., LTD.

Type of securities	Name of securities	Relationship	Financial statement account	March 31, 2007				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Stock	AIMTRON TECHNOLOGY, INC.	—	Available-for-sale financial assets, noncurrent	500	$30,000	1.14	$30,000	None
Stock	MITAC TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	2,988	74,401	0.93	74,401	None
Stock	CORETRONIC CORP.	—	Available-for-sale financial assets, noncurrent	6,007	274,526	0.90	274,526	None
Stock	FORMOSA EPITAXY INC.	—	Available-for-sale financial assets, noncurrent	1,509	48,892	0.84	48,892	None
Stock	TATUNG CO.	—	Available-for-sale financial assets, noncurrent	32,152	450,128	0.74	450,128	None
Stock	INPAQ TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	500	31,850	0.74	31,850	None
Stock	ORIENT SEMICONDUCTOR ELECTRONICS, LTD.	—	Available-for-sale financial assets, noncurrent	6,264	77,047	0.72	77,047	None
Stock	HUNG SHENG CONSTRUCTION LTD.	—	Available-for-sale financial assets, noncurrent	3,300	80,520	0.59	80,520	None
Stock	K.S. TERMINALS INC.	—	Available-for-sale financial assets, noncurrent	501	19,189	0.48	19,189	None
Stock	CYNTEC CO., LTD.	—	Available-for-sale financial assets, noncurrent	517	27,194	0.32	27,194	None
Stock	KEE TAI PROPERTIES CO., LTD.	—	Available-for-sale financial assets, noncurrent	800	21,760	0.29	21,760	None
Stock	OPTO TECH CORP.	—	Available-for-sale financial assets, noncurrent	2,000	54,400	0.26	54,400	None
Stock	SYSTEX CORP.	—	Available-for-sale financial assets, noncurrent	800	29,360	0.25	29,360	None
Stock	CHINA DEVELOPMENT FINANCIAL HOLDING CORP.	—	Available-for-sale financial assets, noncurrent	23,596	348,037	0.21	348,037	None
Stock	SHIHLIN ELECTRIC & ENGINEERING CORP.	—	Available-for-sale financial assets, noncurrent	950	31,065	0.18	31,065	None

ATTACHMENT 3 (Securities held as of March 31, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

TLC CAPITAL CO., LTD.

Type of securities	Name of securities	Relationship	Financial statement account	March 31, 2007				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Stock	HANNSTAR DISPLAY CORP.	—	Available-for-sale financial assets, noncurrent	9,000	$46,530	0.15	$46,530	None
Stock	CHONG HONG CONSTRUCTION CO., LTD.	—	Available-for-sale financial assets, noncurrent	200	12,600	0.14	12,600	None
Stock	TUNG HO STEEL ENTERPRISE CORP.	—	Available-for-sale financial assets, noncurrent	900	33,030	0.11	33,030	None
Stock	TAIWAN FERTILIZER CO., LTD.	—	Available-for-sale financial assets, noncurrent	800	44,000	0.08	44,000	None
Stock	YULON MOTOR CO., LTD.	—	Available-for-sale financial assets, noncurrent	1,000	37,200	0.07	37,200	None
Stock	CHINA METAL PRODUCTS CO., LTD.	—	Available-for-sale financial assets, noncurrent	150	8,295	0.07	8,295	None
Stock	ADVANCED SEMICONDUCTOR ENGINEERING, INC.	—	Available-for-sale financial assets, noncurrent	2,700	105,975	0.06	105,975	None
Stock	NANTEX INDUSTRY.CO.,LTD.	—	Available-for-sale financial assets, noncurrent	150	2,805	0.06	2,805	None
Stock	YUNGTAY ENGINEERING CO., LTD.	—	Available-for-sale financial assets, noncurrent	190	3,553	0.05	3,553	None
Stock	CHINA AIRLINES LTD.	—	Available-for-sale financial assets, noncurrent	2,000	29,500	0.05	29,500	None
Stock	INTERNATIONAL GAMES SYSTEM CO., LTD.	—	Available-for-sale financial assets, noncurrent	20	6,440	0.04	6,440	None
Stock	FAR EASTERN INTERNATIONAL BANK	—	Available-for-sale financial assets, noncurrent	500	8,850	0.03	8,850	None
Stock	CHINATRUST FINANCIAL HOLDING CO., LTD.	—	Available-for-sale financial assets, noncurrent	1,600	41,360	0.02	41,360	None
Stock	TA CHONG BANK LTD.	—	Available-for-sale financial assets, noncurrent	100	1,040	0.01	1,040	None
Convertible bonds	EPISTAR CORP.	—	Financial assets at fair value through profit or loss, noncurrent	2,500	329,500	—	329,500	None

ATTACHMENT 3 (Securities held as of March 31, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

TLC CAPITAL CO., LTD.

Type of securities	Name of securities	Relationship	Financial statement account	March 31, 2007				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Convertible bonds	TOPOINT TECHNOLOGY CO., LTD.	—	Financial assets at fair value through profit or loss, noncurrent	380	$60,800	—	$60,800	None
Convertible bonds	POWERTECH INDUSTRIAL CO., LTD.	—	Financial assets at fair value through profit or loss, noncurrent	350	42,840	—	42,840	None
Stock	Y.S. FINANCIAL ADVISORY CO., LTD.	—	Prepayment for long-term investments	7,000	70,000	—	—	None

UNITRUTH INVESTMENT CORP.

Type of securities	Name of securities	Relationship	Financial statement account	March 31, 2007				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Stock	WALTOP INTERNATIONAL CORP.	Investee company	Long-term investments accounted for under the equity method	2,000	$29,499	10.00	$12,495	None
Stock	CRYSTAL MEDIA INC.	Investee company	Long-term investments accounted for under the equity method	1,587	13,313	8.88	13,313	None
Stock	ALLIANCE OPTOTEK CORP.	Investee company	Long-term investments accounted for under the equity method	1,300	11,482	7.88	8,720	None
Stock	TERA XTAL TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	1,500	17,683	7.50	16,000	None
Stock	SMEDIA TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	2,570	15,618	6.56	8,750	None
Stock	UCA TECHNOLOGY INC.	Investee company	Long-term investments accounted for under the equity method	1,585	6,740	5.95	3,521	None
Stock	U-MEDIA COMMUNICATIONS, INC.	Investee company	Long-term investments accounted for under the equity method	1,250	3,920	5.20	3,920	None
Stock	HIGH POWER LIGHTING CORP.	Investee company	Long-term investments accounted for under the equity method	1,225	12,087	4.90	9,588	None
Stock	UWAVE TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	1,000	2,951	4.35	2,951	None
Stock	MOBILE DEVICES INC.	Investee company	Long-term investments accounted for under the equity method	1,250	4,754	3.84	4,754	None
Stock	XGI TECHNOLOGY INC.	Investee of UMC and Fortune	Long-term investments accounted for under the equity method	1,760	9,438	3.31	9,438	None
Stock	AFA TECHNOLOGY, INC.	Investee company	Long-term investments accounted for under the equity method	1,000	9,647	2.89	9,647	None

ATTACHMENT 3 (Securities held as of March 31, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITRUTH INVESTMENT CORP.

Type of securities	Name of securities	Relationship	Financial statement account	March 31, 2007				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Stock	AMOD TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	930	$7,920	9.30	Note	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	—	Financial assets measured at cost, noncurrent	6,374	63,739	7.18	Note	None
Stock-Preferred stock	ALLEN PRECISION INDUSTRIES., LTD.	—	Financial assets measured at cost, noncurrent	2,000	20,000	6.21	Note	None
Stock	VAST VIEW TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	1,748	25,850	6.03	Note	None
Stock	CHIP ADVANCED TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	1,386	3,059	5.78	Note	None
Stock	ADVANCE MATERIALS CORP.	—	Financial assets measured at cost, noncurrent	5,637	62,427	5.11	Note	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	1,200	10,500	4.91	Note	None
Stock	YAYATECH CO., LTD.	—	Financial assets measured at cost, noncurrent	490	16,415	4.90	Note	None
Stock	LUMITEK CORP.	—	Financial assets measured at cost, noncurrent	1,750	32,000	4.89	Note	None
Stock	EE SOLUTIONS, INC.	—	Financial assets measured at cost, noncurrent	1,300	14,755	4.85	Note	None
Stock	LIGHTUNING TECH. INC.	—	Financial assets measured at cost, noncurrent	840	5,262	4.72	Note	None
Stock	CHINGIS TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	2,518	31,218	4.70	Note	None
Stock	UWIZ TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	1,470	16,317	4.59	Note	None
Stock	TRENDCHIP TECHNOLOGIES CORP.	—	Financial assets measured at cost, noncurrent	1,138	13,747	4.30	Note	None
Stock	JMICRON TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	1,340	8,844	4.12	Note	None
Stock	MEMOCOM CORP.	—	Financial assets measured at cost, noncurrent	2,005	13,416	4.01	Note	None
Stock	EXOJET TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	850	8,500	3.91	Note	None

ATTACHMENT 3 (Securities held as of March 31, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITRUTH INVESTMENT CORP.

Type of securities	Name of securities	Relationship	Financial statement account	March 31, 2007				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Stock	FORTUNE SEMICONDUCTOR CORP.	—	Financial assets measured at cost, noncurrent	1,311	$17,095	3.48	Note	None
Stock	ACTI CORP.	—	Financial assets measured at cost, noncurrent	740	11,100	2.98	Note	None
Stock	PRINTECH INTERNATIONAL INC.	—	Financial assets measured at cost, noncurrent	540	2,457	2.69	Note	None
Stock	GIGA SOLUTION TECH. CO., LTD.	—	Financial assets measured at cost, noncurrent	1,801	12,256	2.13	Note	None
Stock	HIGH POWER OPTOELECTRONICS, INC.	—	Financial assets measured at cost, noncurrent	500	5,000	2.00	Note	None
Stock	RALINK TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	1,300	14,570	1.57	Note	None
Stock	CHIPSENCE CORP.	—	Financial assets measured at cost, noncurrent	910	5,889	1.52	Note	None
Stock	CHANG-YU TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	300	8,100	1.39	Note	None
Stock	STAR SEMICONDUCTOR CORP.	—	Financial assets measured at cost, noncurrent	260	2,193	1.26	Note	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	—	Financial assets measured at cost, noncurrent	1,600	72,000	0.98	Note	None
Convertible bonds	TOPOINT TECHNOLOGY CO., LTD.	—	Financial assets at fair value through profit or loss, noncurrent	380	60,800	—	60,800	None
Convertible bonds	POWERTECH INDUSTRIAL CO., LTD.	—	Financial assets at fair value through profit or loss, noncurrent	350	42,840	—	42,840	None

ATTACHMENT 3 (Securities held as of March 31, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UMC CAPITAL CORP.

Type of securities	Name of securities	Relationship	Financial statement account	March 31, 2007						Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Market value/ Net assets value
Stock	UMC CAPITAL (USA)	Investee company	Long-term investments accounted for under the equity method	200	USD	337	100.00	USD	337	None
Stock	ECP VITA LTD.	Investee company	Long-term investments accounted for under the equity method	1,000	USD	1,633	100.00	USD	1,633	None
Stock-Preferred stock	ACHIEVE MADE INTERNATIONAL LTD.	Investee company	Long-term investments accounted for under the equity method	508	USD	876	44.44	USD	343	None
Fund	UC FUND II	Investee company	Long-term investments accounted for under the equity method	5,000	USD	4,800	35.45	USD	4,800	None
Stock-Preferred stock	PARADE TECHNOLOGIES, LTD.	Investee company	Long-term investments accounted for under the equity method	3,125	USD	1,689	20.61	USD	786	None
Stock	PATENTOP, LTD.	—	Financial assets measured at cost, noncurrent	720		—	18.00		Note	None
Stock-Preferred stock	CIPHERMAX, INC. (formerly MAXXAN SYSTEMS, INC.)	—	Financial assets measured at cost, noncurrent	2,537	USD	1,281	—		N/A	None
Stock-Preferred stock	AICENT, INC.	—	Financial assets measured at cost, noncurrent	2,000	USD	1,000	—		N/A	None
Stock-Preferred stock	SPREADTRUM COMMUNICATIONS, INC.	—	Financial assets measured at cost, noncurrent	1,649	USD	1,436	—		N/A	None
Stock-Preferred stock	SILICON 7, INC.	—	Financial assets measured at cost, noncurrent	1,678	USD	2,000	—		N/A	None
Stock-Preferred stock	GCT SEMICONDUCTOR, INC.	—	Financial assets measured at cost, noncurrent	1,571	USD	1,000	—		N/A	None
Stock-Preferred stock	INTELLON CORP.	—	Financial assets measured at cost, noncurrent	5,481	USD	4,652	—		N/A	None
Stock-Preferred stock	FORTEMEDIA, INC.	—	Financial assets measured at cost, noncurrent	10,066	USD	4,053	—		N/A	None
Stock-Preferred stock	MAXLINEAR, INC.	—	Financial assets measured at cost, noncurrent	2,070	USD	4,052	—		N/A	None
Stock-Preferred stock	SMART VANGUARD LTD.	—	Financial assets measured at cost, noncurrent	5,750	USD	6,500	—		N/A	None
Stock-Preferred stock	WISAIR, INC.	—	Financial assets measured at cost, noncurrent	153	USD	1,596	—		N/A	None
Stock-Preferred stock	AMALFI SEMICONDUCTOR, INC.	—	Financial assets measured at cost, noncurrent	1,471	USD	1,500	—		N/A	None
Stock-Preferred stock	DIBCOM, INC.	—	Financial assets measured at cost, noncurrent	10	USD	1,186	—		N/A	None

ATTACHMENT 3 (Securities held as of March 31, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UMC CAPITAL CORP.

				March 31, 2007					Shares as collateral (thousand)
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Market value/ Net assets value
Stock-Preferred stock	EAST VISION TECHNOLOGY LTD.	—	Financial assets measured at cost, noncurrent	2,770	USD	4,820	—	N/A	None
Stock-Preferred stock	ALPHA & OMEGA SEMICONDUCTOR LTD.	—	Financial assets measured at cost, noncurrent	1,500	USD	3,375	—	N/A	None
Stock-Preferred stock	AURORA SYSTEMS, INC.	—	Financial assets measured at cost, noncurrent	550	USD	242	—	N/A	None
Stock-Preferred stock	VERIPRECISE TECHNOLOGY, INC.	—	Financial assets measured at cost, noncurrent	4,000	USD	4,000	—	N/A	None
Stock-Preferred stock	PACTRUST COMMUNICATION, INC.	—	Financial assets measured at cost, noncurrent	4,850	USD	4,850	—	N/A	None
Stock-Preferred stock	LUMINUS DEVICES, INC.	—	Financial assets measured at cost, noncurrent	477	USD	3,000	—	N/A	None
Stock-Preferred stock	REALLUSION HOLDING INC.	—	Financial assets measured at cost, noncurrent	1,800	USD	555	—	N/A	None
Stock-Preferred stock	FORCE10 NETWORKS, INC.	—	Financial assets measured at cost, noncurrent	4,373	USD	4,500	—	N/A	None
Stock-Preferred stock	QSECURE, INC.	—	Financial assets measured at cost, noncurrent	12,422	USD	3,000	—	N/A	None
Stock	MAGNACHIP SEMICONDUCTOR LLC	—	Financial assets measured at cost, noncurrent	31	USD	1,094	—	Note	None
Fund	VENGLOBAL CAPITAL FUND III, L.P.	—	Financial assets measured at cost, noncurrent	—	USD	712	—	N/A	None
Stock	KOTURA, INC.	—	Financial assets measured at cost, noncurrent	0.59		—	—	Note	None
Stock-Preferred stock	ZYLOGIC SEMICONDUCTOR CORP.	—	Financial assets measured at cost, noncurrent	750		—	—	N/A	None

Note:	The net assets values for unlisted investees classified as “Financial assets measured at cost, noncurrent” were not available as of March 31, 2007.

ATTACHMENT 4 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the three-month period ended March 31, 2007) ( Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

					Beginning balance		Addition		Disposal			Ending balance
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units ( thousand)/ bonds/ shares (thousand)	Amount (Note1)	Un its (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost (Note 2)	Gain (Loss) from disposal (Note 3)	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)
Stock	SILICONWARE PRECISION INDUSTRIES CO., LTD.	Financial assets at fair value through profit or loss, current	Open market	—	5,395	$276,202	—	$—	4,687	$285,236	$185,407	$99,829	708	$43,870
Stock	EPITECH TECHNOLOGY CORP.	Available-for-sale financial assets, noncurrent	Note 4	—	37,221	1,155,725	—	—	37,221	1,313,916	794,117	519,799	—	—
Stock	EPISTAR CORP.	Available-for-sale financial assets, noncurrent	Open market/ Note 4	—	—	—	18,969 (Note 5)	2,106,684 ( Note 5)	—	—	—	—	18,969	2,295,212
Stock	MEDIATEK INC.	Available-for-sale financial assets, noncurrent	Open market	—	14,979	5,048,091	—	—	1,069	392,332	11,057	380,561 (Note 6)	13,910	5,285,990
Stock	AU OPTRONICS CORP.	Available-for-sale financial assets, noncurrent	Open market	—	78,266	3,545,441	—	—	4,325	210,973	51,878	159,458 (Note 7)	73,941	3,497,412
Stock	HIGHLINK TECHNOLOGY CORP.	Available-for-sale financial assets, noncurrent	Note 4	—	28,500	225,624	—	—	28,500	593,318	175,810	417,625 (Note 8)	—	—
Stock	HOLTEK SEMICONDUCTOR INC.	Long-term investments accounted for under the equity method	Open market	—	51,939	878,747	—	—	2,500	166,226	47,810	118,416	49,439	884,521
Stock	NEXPOWER TECHNOLOGY CORP.	Long-term investments accounted for under the equity	Proceeds from new issues	—	—	—	29,680	296,800	—	—	—	—	29,680	296,941
Stock-Preferred stock	AETAS TECHNOLOGY INC.	Prepayment for long-term investments	AETAS TECHNOLOGY INC.	—	—	—	1,550	163,809	—	—	—	—	1,550	163,809

Note 1:	The amounts of beginning and ending balances of financial assets at fair value through profit or loss and available for sale are recorded at the prevailing market prices.
Note 2:	The disposal cost represents historical cost .
Note 3:	Gain/Loss from disposal includes realized exchange gain/loss to which the R.O.C. SFAS No. 34, “Accounting for Financial Instruments”, is applied. As for the gain/loss from disposal of financial assets at fair value through profit/loss transfers t financial assets.
Note 4:	On March 1, 2007, EPITECH TECHNOLOGY CORP. and HIGHLINK TECHNOLOGY CORP. merged into EPISTAR CORP.
Note 5:	The addition included shares exchanged of 12,085 thousand shares of EPITECH TECHNOLOGY CORP. (amounted to NT$1,313,916 thousand) , 5,182 thousand shares of HIGHLINK TECHNOLOGY CORP.(NT$593,318 thousand) and 1,702 thousand shares acquired in open market(amounted to NT$199,450 thousand).
Note 6:	The gain on disposal includes additional paid-in capital adjustments of NT$(714) thousand.
Note 7:	The gain on disposal includes additional paid-in capital adjustments of NT$355 thousand and cumulative translation adjustments of NT$8 thousand.
Note 8:	The gain on disposal includes additional paid-in capital adjustments of NT$117 thousand.

ATTACHMENT 4 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the thr ee-month period ended March 31, 2007) ( Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

					Beginning balance		Addition		Disposal			Ending balance
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)	Units (thousand)/ bonds/ shares(thousand)	Amount	Units (thousand)/ bonds/ shares(thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)
Stock	EPITECH TECHNOLOGY CORP.	Available-for-sale financial assets, noncurrent	Note 2	—	13,128	$407,627	—		$13,128	$463,421	$300,613	$162,808	—	$—
Stock	EPISTAR CORP.	Available-for-sale financial assets, noncurrent	Note 2	—	—	—	4,272	464,566	—	—	—	—	4,272	516,956

Note 1: The amounts of beginning and ending balances of available-for-sale financial assets are recorded at the prevailing market prices. Note 2: On March 1, 2007, EPITECH TECHNOLOGY CORP. and HIGHLINK TECHNOLOGY CORP. merged into EPISTAR CORP.

TLC CAPITAL CO., LTD.

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain(Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)
Convertible bonds	EPISTAR CORP.	Financial assets at fair value through profit or loss, noncurrent	Note 2	—	—	$—	2,500	$317,500	—	$—	$—	$—	2,500	$329,500
Convertible bonds	EPITECH TECHNOLOGY CORP.	Financial assets at fair value through profit or loss, noncurrent	Note 2	—	—	—	—	—	2,500	317,500	250,000	67,500	—	—
Stock	ADVANCED SEMICONDUCTOR ENGINEERING, INC.	Available-for- sale financial assets, noncurrent	Open market	—	—	—	2,700	101,763	—	—	—	—	2,700	105,975
Stock	AVERMEDIA TECHNOLOGIES, INC.	Available-for- sale financial assets, noncurrent	Open market	—	4,085	163,196	—	—	4,085	165,586	146,474	19,112	—	—
Stock	EPISTAR CORP.	Available-for- sale financial assets, noncurrent	Note 2	—	—	—	6,555	731,055	—	—	—	—	6,555	793,192
Stock	EPITECH TECHNOLOGY CORP.	Available-for- sale financial assets, noncurrent	Note 2	—	10,413	323,324	—	—	10,413	367,579	298,327	69,252	—	—
Stock	HIGHLINK TECHNOLOGY CORP.	Long-term investments accounted for under the equity method	Note 2	—	17,460	134,999	—	—	17,460	363,476	134,999	231,019 (Note3)	—	—

Note 1: The amounts of beginning and ending balances of financial assets at fair value through profit or loss and available for sale are recorded at the prevailing market prices.

Note 2: On March 1, 2007, EPITECH TECHNOLOGY CORP. and HIGHLINK TECHNOLOGY CORP. merged into EPISTAR CORP.

Note 3: The gain on disposal includes long-term additional paid-in capital adjustments of NT$2,542 thousand due to disproportionate changes in shareholding.

ATTACHMENT 5 (Acquisition of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the three-month period ended March 31, 2007)

( Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

Where counter-party is a related party, details of prior transactions
Name of properties	Transaction date	Transaction amount	Payment status	Counter-party	Relationship	Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments
None

ATTACHMENT 6 (Disposal of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the three-month period ended March 31, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

Names of properties	Transaction date	Date of original acquisition	Book value	Transaction amount	Status of proceeds collection	Gain (Loss) from disposal	Counter-party	Relationship	Reason of disposal	Price reference	Other commitments
None

ATTACHMENT 7 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the three-month period ended March 31, 2007)

( Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

		Transactions				Details of non-arm’s length transaction		Notes and accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount	Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance	Percentage of total receivables (%)	Note
UMC GROUP (USA)	Investee company	Sales	$10,574,481	46	Net 60 Days	N/A	N/A	$4,537,604	34
UNITED MICROELECTRONICS (EUROPE) B.V.	Investee company	Sales	1,469,226	6	Net 60 Days	N/A	N/A	1,107,322	8
UMC JAPAN	Investee company	Sales	694,435	3	Net 60 Days	N/A	N/A	473,547	4
SILICON INTEGRATED SYSTEMS CORP.	The Company’s director	Sales	259,729	1	Month-end 45 Days	N/A	N/A	201,706	2
HOLTEK SEMICONDUCTOR INC.	Investee company	Sales	133,708	1	Month-end 45 Days	N/A	N/A	107,774	1

UNITED MICROELECTRONICS (EUROPE) B.V.
		Transactions				Details of non-arm’s length transaction		Notes and accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount	Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance	Percentage of total receivables (%)	Note
UNITED MICROELECTRONICS CORPORATION	Investor company	Purchases	USD 44,828	100	Net 60 Days	N/A	N/A	USD 33,516	100

ATTACHMENT 7 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the three-month period ended March 31, 2007)

( Amount in thousand; Currency denomination in NTD unless otherwise specified)

UMC GROUP (USA)

		Transactions				Details of non-arm’s length transaction		Notes and accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount	Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance	Percentage of total receivables (%)	Note
UNITED MICROELECTRONICS CORPORATION	Investor company	Purchases	USD 322,574	100	Net 60 Days	N/A	N/A	USD 137,338	100

UMC JAPAN

		Transactions				Details of non-arm’s length transaction		Notes and accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount	Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance	Percentage of total receivables (%)	Note
UNITED MICROELECTRONICS CORPORATION	Investor company	Purchases	JPY 2,454,910	64	Net 60 Days	N/A	N/A	JPY 1,384,221	24
AMIC TECHNOLOGY CORP.	Investee of UMC	Sales	JPY 489,400	6	Month-end 45 Days	N/A	N/A	JPY 492,981	6

ATTACHMENT 8 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of March 31, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

		Ending balance					Overdue receivables
Related party	Relationship	Notes receivable	Accounts receivable	Other receivables	Total	Turnover rate (times)	Amount	Collection status	Amount received in subsequent period	Allowance for doubtful accounts
UMC GROUP (USA)	Investee company	$—	$4,537,604	$53	$4,537,657	8.76	$—	—	$1,374,890	$—

UNITED MICROELECTRONICS (EUROPE) B.V.	Investee company	—	1,107,322	30	1,107,352	6.38	166,985	Credit Collecting	—	—

UMC JAPAN	Investee company	—	473,547	228	473,775	6.35	—	—	63,215	618

SILICON INTEGRATED SYSTEMS CORP.	The Company’s director	—	201,706	1,325	203,031	6.91	18,847	Credit Collecting	—	—

HOLTEK SEMICONDUCTOR INC.	Investee company	30,342	77,432	—	107,774	4.79	—	—	62,317	—

UMC JAPAN

		Ending balance					Overdue receivables
Related party	Relationship	Notes receivable	Accounts receivable	Other receivables	Total	Turnover rate (times)	Amount	Collection status	Amount received in subsequent period	Allowance for doubtful accounts
AMIC TECHNOLOGY CORP.	Investee of UMC	$—	JPY 492,981	$—	JPY 492,981	6.41	JPY 145,144	Credit Collecting	$—	$—

ATTACHMENT 9 (Names, locations and related information of investee companies as of March 31, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

			Initial Investment (Note 1)				Investment as of March 31, 2007
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income ( loss) of investee company	Investment income (loss) recognized	Note
UMC GROUP (USA)	Sunnyvale, California, USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$977,029	$(48,797)	$(48,797)

UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	IC Sales	USD	5,421	USD	5,421	9	100.00	289,562	2,062	2,062

UMC CAPITAL CORP.	Cayman, Cayman Islands	Investment holding	USD	124,000	USD	124,000	124,000	100.00	3,682,961	4,966	4,966

UNITED MICROELECTRONICS CORP. (SAMOA)	Apia, Samoa	Investment holding	USD	1,000	USD	1,000	280	100.00	7,034	(1 ,576)	(1,576)

UMCI LTD.	Singapore	Sales and manufacturing of integrated circuits	USD	839,880	USD	839,880	880,006	100.00	94	(213)	(213)

TLC CAPITAL CO., LTD.	Taipei, Taiwan	Consulting and planning for investment in new business		6,000,000		6,000,000	600,000	100.00	7,727,434	427,222	427,222

FORTUNE VENTURE CAPITAL CORP.	Taipei, Taiwan	Consulting and planning for investment in new business		4,999,940		4,999,940	499,994	99.99	10,330,744	172,309	174,557

UNITED MICRODISPLAY OPTRONICS CORP.	Hsinchu Science Park, Taiwan	Sales and manufacturing of LCOS		1,008,078		1,008,078	64,313	81.76	126,674	(49 ,586)	(40,543)

UMC JAPAN	Chiba, Japan	Sales and manufacturing of integrated circuits	JPY	20,994,400	JPY	20,994,400	496	50.09	6,010,932	(178,991)	(89,654)

PACIFIC VENTURE CAPITAL CO., LTD.	Taipei, Taiwan	Consulting and planning for investment in new business		150,000		150,000	30,000	49.99	127,379	5,172	—	Note 2

MTIC HOLDINGS PTE LTD.	Singapore	Investment holding	SGD	4,000	SGD	4,000	4,000	49.94	82,153	(2,741)	(1,369)

UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	1,026,305	153,175	64,333

NEXPOWER TECHNOLOGY CORP.	Hsinchu, Taiwan	Sales and manufacturing of solar power batteries		296,800		—	29,680	37.10	296,941	1,137	141

HSUN CHIEH INVESTMENT CO., LTD.	Taipei, Taiwan	Investment holding		336,241		336,241	33,624	36.49	4,550,816	620,923	227,834

HOLTEK SEMICONDUCTOR INC.	Hsinchu Science Park, Taiwan	IC design and production		340,415		357,628	49,439	23.24	884,521	199,163	48,664

ITE TECH. INC.	Hsinchu Science Park, Taiwan	Sales and manufacturing of integrated circuits		186,898		186,898	24,229	21.62	359,780	86,138	18,729

ATTACHMENT 9 (Names, locations and related information of investee companies as of March 31, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

			Initial Investment (Note 1)				Investment as of March 31, 2007
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
XGI TECHNOLOGY INC.	Hsinchu, Taiwan	Cartography chip design and production		$248,795		$248,795	8,758	16.48	$47,000	$(44,090)	$(7,265)

AMIC TECHNOLOGY CORP.	Hsinchu Science Park, Taiwan	IC design, production and sales		135,000		135,000	16,200	11.84	52,765	(36,924)	(4,376)

MEGA MISSION LIMITED PARTNERSHIP	Cayman Islands	Investment holding	USD	56,700	USD	67,500	—	45.00	2,355,815	(63,014)	(28,356)	Note 3

Note 1:	Initial investment amounts denominated in foreign currencies are expressed in thousands.
Note 2:	From the third quarter, the Company no longer recognized the investment income of PACIFIC VENTURE CAPITAL CO., LTD. because of the liquidation began in July 3, 2006.
Note 3:	No shares since it belongs to partnership fund organization.

FORTUNE VENTURE CAPITAL CORP.

			Initial Investment (Note 1)				Investment as of March 31, 2007
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of Shares (thousand)	Percentage of ownership (%)	Book value	Net income ( loss) of investee company	Investment income (loss) recognized	Note
UNITRUTH INVESTMENT CORP.	Taipei, Taiwan	Investment holding		$800,000		$800,000	80,000	100.00	$762,516	$13,383	$13,383

ANOTO TAIWAN CORP.	Taoyuan County, Taiwan	Tablet transmission systems and chip-set		39,200		39,200	3,920	49.00	29,441	(6 ,491)	(3,181)

AEVOE INTERNATIONAL LTD.	Samoa	Design of VOIP Telephone	USD	912	USD	912	2,500	48.17	8,563	(2 ,612)	2,912

UWAVE TECHNOLOGY CORP.	Hsinchu, Taiwan	RF IC Design		85,471		85,471	10,186	44.29	30,057	(7,843)	(3,473)

UCA TECHNOLOGY INC.	Taipei County, Taiwan	Design of MP3 player chip		99,311		99,311	11,285	42.38	34,455	(18,484)	(7,833)

ATTACHMENT 9 (Names, locations and related information of investee companies as of March 31, 2007)

( Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

			Initial Investment		Investment as of March 31, 2007
Investee company	Address	Main businesses and products	Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
WALTOP INTERNATIONAL CORP.	Hsinchu, Taiwan	Tablet PC module, Pen LCD Monitor/module	$90,000	$90,000	6,000	30.00	$88,496	$2,220	$403

TERA XTAL TECHNOLOGY CORP.	Taoyuan County, Taiwan	Lithium Tantalate and Niobate, Optical Grade Lithium Niobate Lithium Tetraborate and Sapphire	85,200	85,200	5,200	26.00	89,301	4,488	1,167

CRYSTAL MEDIA INC.	Hsinchu, Taiwan	Design of VOIP network phones	50,629	50,629	4,493	25.15	37,692	1,043	262

SMEDIA TECHNOLOGY CORP.	Hsinchu, Taiwan	Multimedia co-processor	93,478	93,478	9,045	23.08	32,363	(27,177)	(6,272)

ALLIANCE OPTOTEK CORP.	Hsinchu County, Taiwan	Design and manufacturing of LED	39,900	39,900	3,500	21.21	30,912	(16,199)	(3,436)

U-MEDIA COMMUNICATIONS, INC.	Hsinchu, Taiwan	WLAN, Broadband, Digital Home ODM	45,750	45,750	5,000	20.78	15,679	(17,792)	(3,698)

AFA TECHNOLOGY, INC.	Taipei County, Taiwan	IC design	104,001	64,544	6,713	19.43	76,779	(22,459)	(4,705)

HIGH POWER LIGHTING CORP.	Taipei County, Taiwan	High brightness LED package and Lighting module R&D and manufacture	54,300	54,300	4,525	18.10	44,650	(16,072)	(2,909)

MOBILE DEVICES INC.	Hsinchu County, Taiwan	PHS &GSM/PHS dual mode B/B Chip	62,190	56,102	5,863	18.01	25,413	(32,694)	(6,247)

AMIC TECHNOLOGY CORP.	Hsinchu Science Park, Taiwan	IC design, production and sales	291,621	291,621	23,405	17.08	112,917	(36,924)	(6,308)

XGI TECHNOLOGY INC.	Hsinchu, Taiwan	Design and manufacturing of cartography chip	270,483	270,483	6,281	11.83	27,880	(44,090)	(4,704)

NEXPOWER TECHNOLOGY CORP.	Hsinchu, Taiwan	Sales and manufacturing of solar power batteries	8,000	8,000	800	1.00	8,111	1,137	399

Note 1:    Initial investment amounts denominated in foreign currencies are expressed in thousands.

ATTACHMENT 9 (Names, locations and related information of investee companies as of March 31, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

TLC CAPITAL CO., LTD.

			Initial Investment		Investment as of March 31, 2007
Investee company	Address	Main businesses and products	Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
YUNG LI INVESTMENTS, INC.	Taipei, Taiwan	Investment	$200,000	$200,000	0.20	44.44	$202,715	$732	$325

SMEDIA TECHNOLOGY CORP.	Hsinchu, Taiwan	Multimedia co-processor	106,266	106,266	7,084	18.08	95,176	(27,177)	(4,913)

UNITRUTH INVESTMENT CORP.

			Initial Investment		Investment as of March 31, 2007
Investee company	Address	Main businesses and products	Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
WALTOP INTERNATIONAL CORP.	Hsinchu, Taiwan	Tablet PC module, Pen LCD Monitor/module	$30,000	$30,000	2,000	10.00	$29,499	$2,220	$134

CRYSTAL MEDIA INC.	Hsinchu, Taiwan	Design of VOIP network phones	16,493	16,493	1,587	8.88	13,313	1,043	93

ALLIANCE OPTOTEK CORP.	Hsinchu County, Taiwan	Design and manufacturing of LED	14,820	14,820	1,300	7.88	11,482	(16,199)	(1,276)

TERA XTAL TECHNOLOGY CORP.	Taoyuan County, Taiwan	Lithium Tantalate and Niobate, Optical Grade Lithium Niobate Lithium Tetraborate and Sapphire	16,500	19,800	1,500	7.50	17,683	4,488	404

SMEDIA TECHNOLOGY CORP.	Hsinchu, Taiwan	Multimedia co-processor	24,057	24,057	2,570	6.56	15,618	(27,177)	(1,782)

UCA TECHNOLOGY INC.	Taipei County, Taiwan	Design of MP3 player chip	11,910	11,910	1,585	5.95	6,740	(18,484)	(1,100)

U-MEDIA COMMUNICATIONS, INC.	Hsinchu, Taiwan	WLAN, Broadband, Digital Home ODM	13,800	13,800	1,250	5.20	3,920	(17,792)	(924)

ATTACHMENT 9 (Names, locations and related information of investee companies as of March 31, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITRUTH INVESTMENT CORP.

			Initial Investment		Investment as of March 31, 2007
Investee company	Address	Main businesses and products	Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
HIGH POWER LIGHTING CORP.	Taipei County, Taiwan	High brightness LED package and Lighting module R&D and manufacture	$14,700	$14,700	1,225	4.90	$12,087	$(16,072)	$(788)

UWAVE TECHNOLOGY CORP.	Hsinchu, Taiwan	RF IC Design	6,950	6,950	1,000	4.35	2,951	(7,843)	(341)

MOBILE DEVICES INC.	Hsinchu County, Taiwan	PHS &GSM/PHS dual mode B/B Chip	11,463	11,463	1,250	3.84	4,754	(32,694)	(1,431)

XGI TECHNOLOGY INC.	Hsinchu, Taiwan	Design and manufacturing of cartography chip	26,400	26,400	1,760	3.31	9,438	(44,090)	(1,461)

AFA TECHNOLOGY, INC.	Taipei County, Taiwan	IC design	5,600	5,600	1,000	2.89	9,647	(22,459)	(671)

UMC CAPITAL CORP.

			Initial Investment (Note 1)				Investment as of March 31, 2007
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value		Net income (loss) of investee company		Investment income (loss) recognized		Note
UMC CAPITAL (USA)	Sunnyvale, California, U.S.A.	Investment holding	USD	200	USD	200	200	100.00	USD	337	USD	11	USD	11

ECP VITA LTD.	British Virgin Islands	Insurance	USD	1,000	USD	1,000	1,000	100.00	USD	1,633	USD	83	USD	83

ACHIEVE MADE INTERNATIONAL LTD.	British Virgin Islands	Internet Content Provider	USD	1,000	USD	1,000	508	44.44	USD	876	USD	(96)	USD	(43)

UC FUND II	British Virgin Islands	Investment holding	USD	3,850	USD	3,850	5,000	35.45	USD	4,800	USD	1,939	USD	687

PARADE TECHNOLOGIES, LTD.	U.S.A.	IC design	USD	2,500	USD	2,500	3,125	20.61	USD	1,689	USD	(977)	USD	(218)

Note 1:    Initial investment amounts denominated in foreign currencies are expressed in thousands.